AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 6, 1997
                           REGISTRATION NO. 333-15673
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 AMENDMENT NO. 3
                                       TO
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                         MENDOCINO BREWING COMPANY, INC.
             (Exact name of registrant as specified in its charter)


         California                    2082                    680318293
(State or other jurisdiction      (Primary Standard         (I.R.S. Employer
     of incorporation or     Industrial Classification    Identification Number)
      or organization)               Code Number)


                             13351 South Highway 101
                             Hopland, CA 95449-0400
                                 (707) 744-1015
   (Address and telephone number of registrant's principal executive offices)

                               H. Michael Laybourn
                             Chief Executive Officer
                         Mendocino Brewing Company, Inc.
                             13351 South Highway 101
                             Hopland, CA 95449-0400
                                 (707) 744-1015
            (Name, address and telephone number of agent for service)

                                     Copy to
                            Nelson D. Crandall, Esq.
                           Enterprise Law Group, Inc.
                           Menlo Oaks Corporate Center
                         4400 Bohannon Drive, Suite 280
                            Menlo Park, CA 94025-1041
                               Tel: (415) 462-4700
                               Fax: (415) 462-4747

Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                      CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------
                                                  Proposed maximum      Proposed maximum
Title of each class of securities  Amount to be  offering  price per   aggregate offering     Amount of
       to be  registered            registered        security               price         registration fee
-----------------------------------------------------------------------------------------------------------
Common Stock, no par value          600,000           $8.50                $5,100,000          $1,758.62

                                 600,000 SHARES

                                 [COMPANY LOGO]


                         MENDOCINO BREWING COMPANY, INC.

                                  COMMON STOCK




     All of the 600,000 shares of no par value Common Stock (the "Shares") offered by this Prospectus are being sold directly by Mendocino Brewing Company, Inc. ("Mendocino Brewing" or the "Company"). The public offering price has been determined by the Company based on the trading history of the Common Stock on the Pacific Stock Exchange (the "PSE") and certain other factors that the Company deems relevant. See "Plan of Distribution -- Determination of Offering Price." The closing price of the Company's common stock on the PSE on February 5, 1997 was $6.25. The minimum purchase is 50 Shares ($425.00).


     This offering is being made on a "best-efforts" basis. There is no minimum aggregate number of shares that must be purchased to allow distribution of any shares. Properly completed subscriptions will be accepted on a first come, first served basis, except that record holders of the Company's Common Stock as of October 25, 1996 (the "Record Date") will be given priority to purchase the Shares provided that the Company receives their properly completed subscriptions within 15 days after the effective date of this Prospectus. The offering shall terminate upon the earlier of (a) the date on which all of the Shares have been sold; (b) September 30, 1997, unless such date is extended by the Company; or
(c) the date on which the Company terminates the offering. See "Plan of Distribution." The Company reserves the right to reject any subscription in full or in part.


 The Shares offered by this Prospectus involve a high degree of risk. See "Risk
                Factors" beginning on page 5 of this Prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                                                  Underwriting
                                    Price to     Discounts and      Proceeds to
                                     Public       Commissions(1)     Company(2)
--------------------------------- ------------ ------------------ --------------
Per Share                             $8.50           None             $8.50
--------------------------------- ------------ ------------------ --------------
Minimum Offering                       N/A            None              N/A
--------------------------------- ------------ ------------------ --------------
Minimum Subscription:  50 Shares     $425.00          None            $425.00
--------------------------------- ------------ ------------------ --------------
Maximum Offering: 600,000 Shares   $5,100,000         None          $5,100,000
================================================================================

(1) The Shares are being sold directly by the Company through a designated executive officer who is registered as a sales representative, where required, and shall not receive any commission. See "Plan of Distribution."
(2) Before deducting estimated expenses of $400,000 payable by the Company, including registration fees, transfer agent fees, printing and engraving, copying, postage, and other offering costs, in addition to legal, accounting, and consultant fees.

                              --------------------


                 The date of this Prospectus is February 6, 1997

     No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus. If given or made, any such information and representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities to any person in any jurisdiction in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made after the date of this Prospectus shall, under any circumstances, create any implication that the information contained in this Prospectus is correct as of any date after the date of this Prospectus.

     Mendocino Brewing's principal executive offices are located at 13351 South Highway 101, P.O. Box 400, Hopland, California 95449-0400. The Company's telephone numbers are 1-800-733-3871 and 1-707-744-1015.

     The Common Stock of Mendocino Brewing Company, Inc. is listed on the Pacific Stock Exchange under the symbol MBR. Reports and other information concerning the Company can be inspected at such exchange.




                                 [COMPANY LOGO]


                                                 TABLE OF CONTENTS

                                                    Page                                               Page
                                                    ----                                               ----
Prospectus Summary................................    3   Management.................................   31
Risk Factors......................................    5   Certain Transactions.......................   33
Priority of Existing Stockholders.................   10   Principal Stockholders.....................   34
Use of Proceeds...................................   11   Description of Capital Stock...............   35
Price Range of Common Stock and Dividend Policy...   13   Shares Eligible for Future Resale..........   36
Capitalization....................................   14   Plan of Distribution.......................   37
Selected Financial Data...........................   15   Legal Matters..............................   38
Management's Discussion & Analysis of                     Experts....................................   38
  Financial Condition and Results of Operations...   16   Additional Information.....................   38
Business..........................................   22   Index to Financial Statements..............   39




     Until March 3, 1997, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.



     The Company will provide to each person who receives a prospectus, upon written or oral request of such person, a copy of any of the information that is incorporated by reference in the this Prospectus (not including exhibits to the information that is incorporated by reference unless the exhibits are themselves specifically incorporated by reference), if there is any.


                                www.MENDOBREW.com

-------------------------------------------------------------------------------
                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety and should be read in conjunction with the more detailed information and Financial Statements and the Notes thereto appearing elsewhere in this Prospectus.

     Mendocino Brewing Company, Inc. brews Red Tail Ale, Blue Heron Pale Ale, Black Hawk Stout, and three other ales, one stout, and one porter for the domestic craft beer market. A "craft beer" is a full-flavored beer brewed in the traditional style. Mendocino Brewing is one of the first modern craft brewers, having opened the first brewpub in California and the second in the United States since the repeal of Prohibition, and has been recognized for its innovations in the brewpub concept, its craft brew style, its distinctive labels, and its role in industry associations. Mendocino Brewing's objective is to transform itself from the country's leading microbrewery (based on annual sales from 1990 through 1995) to a major national craft brewer offering among the highest quality craft beers available anywhere in America. See "Business."

     Mendocino Brewing competes in the domestic craft beer segment of the US beer market. The domestic craft beer segment has grown at a rate of approximately 40% per year for several years while overall domestic beer market sales have been relatively flat. Many industry analysts believe that the craft beer segment will grow from 1.9% of the total domestic beer market in 1995 to 5%
- 6% by the year 2000.

     In 1994 and 1995 Mendocino Brewing raised net proceeds of $3.3 million to finance construction of a new brewery with an annual capacity of 50,000 bbl., expandable to 130,000 bbl. At that time, the Company intended to finance future growth primarily through operations and debt financing. Management believes that following the successful completion of its initial public offering, the continued growth in the domestic craft beer segment gave rise to a qualitative shift in the public's awareness of craft beers, and that this shift now gives the Company an opportunity to enter new markets at a time when many consumers are discovering craft brews for the first time. In completing the plans for the new brewery, Management also concluded that it could position itself better in the market and realize certain cost efficiencies and overall cost reductions by designing a plant with an initial capacity of 60,000 bbl. per year (20% greater than originally planned) and an ultimate capacity of 200,000 bbl. per year (54% greater than originally planned).

     Accordingly, Mendocino Brewing changed the configuration of the new brewery and modified its growth and marketing plans to call for accelerated introduction of additional bottled brands and draft beer into existing markets, penetration of new regional markets, and greatly increase total availability of its products. Mendocino Brewing intends to continue to compete primarily on the basis of product quality and image. The Company's marketing plan emphasizes introducing Blue Heron Pale Ale and Black Hawk Stout in 12 oz. six packs using the same high quality graphics and packaging as has contributed to the success of Red Tail Ale, and providing these three brews in draft form.

     Management expects the Company to begin brewing at its new brewery in Ukiah, California (110 miles north of San Francisco) in March or April 1997. Proceeds from this offering will be used to provide working capital through addition of cash reserves and repayment of certain short term indebtedness, complete the build-out of the brewery building, and finance further expansion to up to 75,000 bbl. per year, depending on the mix of products brewed. See "Use of Proceeds."

     Mendocino Brewing operates a retail brewpub and merchandise store under the name of the Hopland Brewery. Management does not expect the Company's expansion plans to materially increase or decrease the results of operations of the brewpub. See "Business - The Hopland Brewery Brewpub and Merchandise Store."

     Mendocino Brewing was founded in March 1983 as a California limited partnership (the "Partnership"). On January 1, 1994, the business incorporated by transferring all of the Partnership's assets, including its name, to a newly formed California corporation in exchange for all of the Common and Preferred Stock of the corporation. The Partnership distributed these shares to its partners on January 3, 1994. As used hereafter, references to the "Company" and "Mendocino Brewing" include the business operations of the Partnership before its incorporation.

     Mendocino Brewing's principal executive offices are located at 13351 South Highway 101, P.O. Box 400, Hopland, California 95449-0400. The Company's telephone numbers are (800) 733-3871 and (707) 744-1015. The Company's e-mail address is mendobrew@mendobrew.com.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  The Offering

     Shareholders of record as of October 25, 1996 have the first right to purchase Shares pursuant to this offering on a first come, first served basis. The minimum purchase is 50 Shares ($425.00). Any Shares that remain unsold 15 days after the effective date of this Prospectus will be offered to the general public and sold in the order in which fully completed subscriptions are received at the Company. For more information concerning subscription procedures, see "Plan of Distribution -- Subscription Procedure."

Common Stock offered ......................... 600,000 Shares
Common Stock outstanding before the offering.. 2,322,222 Shares(1)
Use of Proceeds............................... To   provide    working   capital
                                               through addition of cash reserves
                                               and  repayment  of certain  short
                                               term  indebtedness,  complete the
                                               build-out    of    the    brewery
                                               building,   and  finance  further
                                               expansion  to up to  75,000  bbl.
                                               per year, depending on the mix of
                                               products  brewed.   See  "Use  of
                                               Proceeds."
Pacific Stock Exchange Symbol................  MBR


                                       Summary Financial and Operating Data
                                                       Year Ended                       Nine Months Ended
                                                      December 31,                        September 30,
                                             -----------------------------        -----------------------------
                                                 1994               1995             1995              1996
                                             -----------       -----------        -----------      ------------
                                                                                           (unaudited)

Statements of Income Data:
     Sales ............................      $ 3,523,000       $ 3,735,100        $ 2,665,600      $ 3,022,400
     Gross profit.......................       1,524,700         1,720,000          1,181,900        1,490,400
     Income (loss) from operations......         200,000           182,700             34,400          (57,600)
     Net income (loss)..................     $   153,300       $   173,700        $    83,800      $   (71,100)
                                             ===========       ===========        ===========      ===========
     Earnings (loss) per share..........     $       .08       $       .08        $       .04      $      (.03)
                                             ===========       ===========        ===========      ===========
     Weighted average common
       shares outstanding...............       1,814,403         2,307,074          2,302,024        2,322,222
                                               =========         =========          =========        =========


                                                             September 30, 1996 (unaudited)
                                                         ---------------------------------------
Balance Sheet Data:                                        Actual       Pro Forma As Adjusted(2)
                                                         -----------    ------------------------

     Working capital (deficit) ......................    $(3,240,200)        $  1,702,800
     Total assets....................................      9,452,800           15,229,600
     Long term debt, including current portion ......        982,500            5,063,800
     Shareholders' equity ...........................      4,353,100            9,053,100


------------------
(1) Does not include 300,000 shares issued to the general contractor for the new brewery as security for an obligation. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Financing the New Brewery - Vendor Financing."

(2) As adjusted to give effect to the sale of 600,000 Shares (the maximum number of Shares offered by this Prospectus) and the application of the estimated net proceeds therefrom. Also assumes that the Company's $2.7 million construction loan has been converted to long-term debt upon completion of the new brewery. See "Use of Proceeds," "Capitalization," and "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Financing the New Brewery - Construction Financing."

--------------------------------------------------------------------------------

                                  RISK FACTORS

     An investment in the Shares offered by this Prospectus involves a high degree of risk. Prospective investors should consider carefully the following risk factors, in addition to other information concerning Mendocino Brewing and its business contained in this Prospectus, before purchasing Shares.

Recent Losses
     The Company has incurred and will continue to incur expenses in implementing its expansion plan in anticipation of completion of the new brewery. As a consequence, although the Company has experienced increases in sales and gross profits and decreases of cost of goods sold as a percentage of net sales during the first three quarters of 1996, the Company has also experienced historically high marketing, general and administrative, and one-time expenses and decreased interest earnings which resulted or will result in a loss in the first and fourth quarters of 1996 and for 1996 as a whole. Mendocino Brewing experienced a net loss of $112,800 in the first quarter of 1996, a net profit of $62,200 in the second quarter, and a net loss of $20,500 in the third quarter for an aggregate net loss of $71,100 for the first nine months of 1966. Management anticipates that the increase in sales and gross profit and the decrease in cost of goods sold as a percentage of net sales for the fourth quarter of 1996, if any, will be less than in the previous three quarters, as the Company will have been operating at the same capacity as in the fourth quarter of 1995 but with increased marketing expenses since the Company's new marketing plan had not been implemented in 1995. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations - Results of Operations."

Possible Losses During Initial Expansion
     Management anticipates that the Company will continue to experience high levels of marketing expense and other expenses associated with growth that will continue until the Company achieves revenues greater than the expenses associated with the new brewery and new marketing plan. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations." The levels of these expenses will be determined by, among other things, the success of the Company's marketing plan, the mix of products brewed at the new brewery, and factors outside of Management's reasonable control, including the risks identified in this Prospectus. Such expenses may result in net losses during the period of initial expansion. Such net losses may erode the Company's working capital and may have a material adverse impact the business, financial condition, and results of operation of the Company.

Lack of Liquidity During Offering
     The Shares offered by this Prospectus are offered on a continuing basis. See "Plan of Distribution -- Subscription Procedure." Although Mendocino Brewing's Common Stock is publicly traded on the Pacific Stock Exchange under the symbol MBR, until the offering is terminated, investors who wish to sell Shares will have to compete with the Company for buyers. It is unlikely that investors will be able to sell Shares on the open market during the offering for more than the price offered by this Prospectus. See "Plan of Distribution Determination of the Offering Price." The Company can give no assurance that the market price of the Common Stock will be at or above the public offering price after the offering.

No Minimum; No Assurance of Sufficient Funding
     The offering of the Shares is not contingent upon the sale of any specified minimum number of Shares, nor is there any minimum number of shares that must be sold before shares will be distributed. See "Plan of Distribution." If the net proceeds of this offering, together with existing debt financing and funds generated by operations, are not sufficient to fund Mendocino Brewing's expansion plans, the Company may need to raise additional funds from public or private sources or enter into a strategic alliance or joint venture. Issuance of additional equity would likely dilute the investments of existing shareholders. Additional borrowing would increase interest expense and debt service requirements. The amount of additional financing the Company might require would depend in part upon the success of this offering and in part on the Company's growth strategy. There can be no assurances as to the success of the Company's growth strategy. There is no assurance that the Company will be able to obtain additional financing from any source if needed. If adequate funds are not available, the Company could be required to curtail implementation of its expansion plans. Such curtailment could have a material adverse impact on the Company's business, financial condition, and results of operations.

Risk of Construction Delays
     Construction of the new brewery broke ground in September 1995 and as of December 31, 1996 was approximately 82% complete. New construction is subject to the risk of cost increases due to plan changes and delays from sources such as local government approval processes, inclement weather, unexpected geologic conditions, shortages of or increases in the price of materials such as steel, funding delays, cooperation and coordination among various parties to the project such as the architect, general contractor, and equipment manufacturer, and timing of cash flow. The new brewery has experienced cost increases and delays, to some degree, from each of the above causes. Interest rates and general economic conditions can also have an effect on the project. While Management believes that the sources of many previous delays have been addressed, many factors are inherently uncertain and/or beyond the reasonable control of the Company. There can be no assurance that further delays in completion of construction will not occur or that local government agencies will construct certain infrastructure improvements that they have committed to construct. Management has limited experience in managing construction projects. To the extent that completion of construction is delayed, the Company may incur additional costs and the realization of revenues from the new facility will be delayed, which could have a material adverse impact on the Company's business, financial condition, and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financing the New Brewery" and "Business - New Brewery."

Amounts Due General Contractor
     The general contractor for the new brewery, BDM Construction Co., Inc. ("BDM"), has agreed to defer up to $900,000 in fees otherwise owed or to become payable on December 31, 1996, subject to performance by BDM of its obligations under the construction contract, until January 31, 1997 with interest at 12% per annum. As of December 31, 1996, $300,000 had been deferred under this arrangement. If the Company does not have the cash needed to pay BDM the amounts due and is not able to work out a satisfactory alternative payment arrangement, BDM may seek to exercise its remedies. Under certain agreements that BDM has made the Company's other lenders, BDM may not proceed against the real estate without first proceeding against certain shares of Company stock issued to BDM as collateral. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financing the New Brewery - Vendor Financing." Resolving the Company's payment obligation to BDM may distract Management from its other duties, involve additional expense, and result in construction delays which in turn could have a material adverse impact on the Company's business, financial condition, and results of operations.

Low Trading Volume and Volatility
     Before this offering, trading volume on the Pacific Stock Exchange has been light. The Company can give no assurance the sale of an additional 600,000 Shares will result in increased trading volume. In the absence of a more active trading market, investors may find it difficult to sell their Shares and transactions involving relatively small numbers of shares may have a large influence on the reported price of the stock. The Company's stock price may also be materially adversely affected by factors affecting the entire market or the Company's industry that may be unrelated to the performance of the Company. There can be no assurance that the market price of the Common Stock will not experience volatility. See "Price Range of Common Stock and Dividend Policy."

Shares Available for Future Sale
     Open market sales of Common Stock that is outstanding at the start of this offering may adversely affect the market price of the Shares during or after this offering. There are no material restrictions on the transferability of the 1,461,855 shares of Common Stock held by non-affiliates of the Company. Affiliates of the Company may sell shares subject to the volume limitations set forth in Rule 144. See "Shares Eligible for Future Resale."

Dividends Unlikely
     Management does not have any present intention to declare or pay dividends on the Common Stock, but expects the Company to retain earnings for use in its business. The Company's agreements with its lenders prohibit the payment of dividends during the terms of the loans without the consent of the respective lenders. Management anticipates that such restrictions will remain in effect for as long as the Company has significant bank financing, including the long-term debt on the Ukiah real estate. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financing the New Brewery." In addition, the Company is required to pay a $1.00 per share cash dividend on 227,600 shares of Series A Preferred Stock ($227,600 in the aggregate) before cash dividends may be paid on the Common Stock. The Series A Preferred Stock is canceled when the full dividend is paid. Management does not have any present intention to declare or pay dividends on the Series A Preferred Stock. See "Dividend Policy" and "Description of Capital Stock."

Risks of Debt
     Mendocino Brewing has incurred approximately $6.5 million in debt to finance the acquisition of real estate, construction of the new brewery, and acquisition of new brewing equipment. The ratio of the Company's long-term debt to equity as of September 30, 1996, when adjusted to include all long term debt added after September 30 and before the date of this Prospectus, is 1.16 to 1. See "Capitalization" and "Management's Discussion and Analysis of Financial
Conditions and Results of Operations - Financing the New Brewery" and "-- Liquidity and Capital Resources." Loan and lease payments must be paid regardless of the Company's revenue. Failure to make payments could lead to foreclosure and sale of all or an important part of the Company's assets. Such an event would have a material adverse impact on the Company's business, financial condition, and results of operations.

Dependence on Key Personnel
     Mendocino Brewing's success may depend upon the continued service of President Michael Laybourn, Master Brewer Donald Barkley, and other members of the Company's executive management. None of these employees is contractually obligated to continue in the employ of the Company or to refrain from working on behalf of another brewery. The loss of any key employee could have a material adverse effect upon the Company's business, financial condition, and results of operations. The Company's future performance may depend on its ability to identify, recruit, motivate, and retain additional key management personnel, including executive, marketing, and production managers and other personnel. The failure to attract and retain key management personnel could have a material adverse effect on the Company's business, financial condition, and results of operations. See "Management" and "Principal Shareholders." Certain of the Company's employees are parties to written employment agreements as more fully described in "Management - Employment Agreements and Change in Control Arrangements." The Company does not maintain key man life insurance on any of its employees.

Potential Control Groups
     Mendocino Brewing's officers, directors, and founders and their spouses own, in the aggregate, 961,926 shares of the Company's outstanding Common Stock, which represents 41.4% of the Common Stock outstanding at the commencement of this offering and will represent 32.9% of the Common Stock outstanding if the maximum number of Shares offered by this Prospectus is sold. To the extent these shareholders choose to act together, these shareholders may possess sufficient voting power determine matters requiring approval of the shareholders of the Company, including the election of the Company's directors or a change in control of the Company. The interests of these shareholders in matters to be voted upon could be different from the interests of other shareholders.
See "Management" and "Principal Shareholders."

Reliance on Domestic Craft Beer Segment Growth Rate
     The domestic craft beer segment of the highly competitive U.S. beer market has been characterized by more than ten years of steady growth. The overall growth rate was 44% in 1995. The growth rate may vary from region to region, and there is no assurance that the rate of growth will continue. If the growth rate were to not continue, the Company might face increased competition and might incur greater expenses and reduced gross margins that could have a material adverse impact on its business, financial condition, and results of operations. See "Business - Industry Overview - Domestic Craft Beer Segment."

Geographic Concentration
     Mendocino Brewing's wholesale distributions have historically been concentrated in Northern California. The Company's two largest distributors, both in Northern California, accounted for 40% of 1995 wholesale distributions. Management believes that regional identification has assisted the Company in establishing the popularity of its Red Tail Ale brand in Northern California. There is no assurance that the Company's Blue Heron Pale Ale and Black Hawk Stout brands will be as widely accepted as Red Tail Ale, or that consumers in new geographic markets will be receptive to the Company's products. Management believes that Northern California is likely to continue to be the largest market for its brands, and that regional identification may assist the Company's competitors in other regions. Penetrate other regional markets is an important element of the Company's expansion plan, and failure to accomplish this objective will hinder the success of the expansion plan and could have a material adverse impact on the Company's business, financial condition, and results of operations. See "Business - Regional Expansion."

Reliance on Distributors
Mendocino Brewing relies exclusively on independent distributors for its wholesale sales. The distributors that the Company relies upon may also market competing imported and domestic craft beers. Although by law distributors are independent of any brewer, a distributor can be controlled if it relies on one or two large brewers who account for the majority of its sales. The Company has formal written distribution agreements with its distributors which may be terminated by either party with 30-day written notice. The laws of some states, however, may restrict the Company's ability to terminate its agreements with distributors in those states. Inability to terminate a distributor who is performing poorly could have a material adverse effect on the Company's business, financial condition, and results of operations. A down-turn in the performance of a single distributor can also have a material adverse impact on the Company's business, financial condition, and results of operations. See "Business -- Product Distribution."

Competition
     Certain competitors in the domestic craft beer segment have large advertising budgets, substantial financial resources, and/or access to the distribution networks of major national and international brewers. Several of Mendocino Brewing's primary competitors are expanding or have recently expanded their production capacity. The amount of supermarket shelf space that can be devoted to any class of products is limited. Well financed competitors could hinder distribution of the Company's products and have a material adverse effect on the Company's business, financial condition, and results of operations. See "Business - Industry Overview - Domestic Craft Beer Segment."

Aging of Inventories
     The Company does not use preservatives in its products, and accordingly the packaged beer has a shelf life of approximately 120 days from the release date. The Company's policy is to sell product to distributors with sufficient remaining shelf life to ensure that the beer will be fresh when sold to the consumer. Product that remains unsold after 120 days is returned to the Company for destruction or other disposition. If and to the extent that near-term sales projections exceed actual performance and result in material excess packaged beer inventories, the Company may experience inventory write-downs which could in turn have a material adverse impact on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations - Impact of Inventory Aging Policies."

Dramshop Liability
     Serving alcohol to an intoxicated or minor patron is a violation of California law. A server who sells alcoholic beverages to an intoxicated or minor patron may also be liable to third parties for the acts of the patron. Although Mendocino Brewing has implemented procedures to minimize the liability associated with serving alcoholic beverages to intoxicated or minor patrons, there can be no assurance that intoxicated or minor patrons will not be served or that the Company will not be subject to liability for the acts of such patrons. The Company maintains general liability insurance which includes liquor and host liquor liability coverage, currently limited to $1,000,000 per occurrence and $2,000,000 in the aggregate annually, with $4,000,000 in additional secondary coverage. The Company intends to continue such coverage if coverage remains available at an affordable cost. Future increases in premiums could make it prohibitive for the Company to maintain adequate insurance. A large uninsured damage award could have a material adverse impact on the Company's business, financial condition, and results of operations.

Product Liability
     Mendocino Brewing's products are not heat pasteurized, irradiated, or chemically treated. In addition, the Company's brewing operations are subject to certain hazards such as contamination. The Company maintains product liability insurance, and no such claims have been made in the Company's thirteen-year history and such claims are rare in the industry. The Company carries general product liability insurance, currently limited to $1,000,000 per occurrence and $2,000,000 in the aggregate annually, with $4,000,000 in additional secondary coverage. The Company intends to continue such coverage if it remains available at an affordable cost. Future increases in premiums could make it prohibitive for the Company to maintain adequate insurance coverage. A large uninsured damage award could have a material adverse impact on the Company's business, financial condition, and results of operations.

Environmental Hazards
     As a user of real estate, the possibility exists that Mendocino Brewing could be held responsible for any contamination of the earth beneath it, regardless of whether the Company in any way caused such contamination. Although the seller of the Company's real estate has agreed to indemnify the Company against any pre-existing contamination liability, there can be no assurance that the seller will have the willingness or financial wherewithal to perform its indemnification obligation. The assertion of any such claim and/or the failure or inability of the seller to provide indemnification could have a material adverse impact on the Company's business, financial condition, and results of operations.

Primary Production Facility and Uninsured Losses
     After completing the new brewery, Management expects that Mendocino Brewing will eventually cease using the Hopland facility for wholesale production and will rely primarily or exclusively on the new brewery. The Company has obtained comprehensive insurance, including liability, fire, and extended coverage, as is customarily obtained for businesses similar to the Company. Certain types of catastrophic losses, however, such as losses resulting from floods, tornadoes, thunderstorms, and earthquakes, are either uninsurable or not economically insurable to the full extent of potential loss. Such "Acts of God," work stoppages, regulatory actions, and other causes could interrupt production and have a material adverse impact on the Company's business, financial condition, and results of operations. The Ukiah facility is located in a 100-year flood plain, although the base of the building has been elevated above the plain. The Company intends to purchase flood insurance if it is economically feasible to do so.

Possible Increases in Excise Taxes
     Alcoholic beverages are subject to substantial federal and state excise taxes. The federal rate of taxation increases from $7.00 per bbl. to $18.00 per bbl. for annual production in excess of 60,000 bbl. Alcoholic beverages have in recent years been targets of attempts to increase so-called "sin taxes." If excise taxes are increased, the Company could have to raise prices to maintain profit margins. Historically, price increases due to additional excise taxes have not reduced unit sales, but past experience does not necessarily indicate future effects, and the actual effect is likely to depend on the amount of the increase, general economic conditions, and other factors. The occurrence of significant tax increases could have a material adverse impact on the Company's business, financial condition, and results of operations.

Energy and Supply Shortages and Allocations
     Shortages or increased costs of fuel, water, raw materials, power, or building materials, or allocations by suppliers or governmental regulatory bodies, could materially delay the expansion of the brewery, hinder the operations of the Hopland brewing facility and/or the brewpub, or otherwise have a material adverse impact on the Company's business, financial condition, and results of operations.

                        PRIORITY OF EXISTING SHAREHOLDERS

     Shareholders of record as of October 25, 1996 have the first right to purchase Shares pursuant to this offering on a first come, first served basis. The minimum purchase is 50 Shares ($425.00). Shares that remain unsold 15 days after the date of this Prospectus, if any, will be offered to the public and sold in the order in which fully completed subscriptions are received. For more information concerning subscription procedures, see "Plan of Distribution -- Subscription Procedure."

                                 USE OF PROCEEDS

     The  proceeds  of this  offering  will be used to provide  working  capital through addition of cash reserves and repayment of certain short term indebtedness, complete the build-out of the new brewery building, and finance further expansion. The estimated cost of completing the new brewery at a capacity of 60,000 bbl. per year is $11.1 million and at a capacity of 75,000 bbl. per year is $11.6 million. Of this amount, as of September 30, 1996, approximately $9.84 million has been paid or provided for from cash raised in the Company's initial direct public offering and the proceeds of debt as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financing the New Brewery." The balance of the cost of the new brewery will be paid from the proceeds of this offering or deferred until after the brewery commences operations.

     The following table illustrates the intended use of all proceeds and the relative priorities of the intended uses of the first $2.2 million in proceeds:

     Prioritized purposes:
         Offering expenses / working capital(1)  .................  $   700,000
         Tenant improvements to the new brewery
              (primarily office space and landscaping)  ..........      600,000
         General contractor fees  ................................      500,000
         Reduction of short term debt (WestAmerica)  .............      400,000
         Additional general contractor fees ......................      400,000
                                                                    -----------
              Subtotal  ..........................................    2,200,000
                                                                    -----------

     Other purposes:
         Additional working capital  .............................      880,000
         Additional equipment  ...................................      920,000
         Additional construction  ................................      240,000
         Repayment of seller financing on the Ukiah real estate  .      260,000
         Final repayment of short term debt (WestAmerica)  .......      200,000
                                                                    -----------
              Subtotal  ..........................................    2,500,000
                                                                    -----------

     Total  ......................................................  $ 4,700,000
                                                                    ===========

     The priorities set forth above for the first $2.2 million reflect an agreement among the Company and its various lenders. In lieu of repaying the WestAmerica debt as indicated above, Management expects to propose to convert the short-term debt to a revolving line of credit secured by inventory and accounts receivable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financing the New Brewery - WestAmerica Loan." Such conversion will be subject to the agreement of these lenders.

     No decisions have been made with respect to vendors of additional brewing equipment.

     The $600,000 WestAmerica short term loan bears interest at prime plus 1.5% and matures on April 30, 1997. The seller financing on the Ukiah real estate bears interest at 9% per annum and is due on September 27, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financing the New Brewery - WestAmerica Loan."

     As a condition to converting the existing $2.7 million construction loan to a 15-year term loan, the Savings Bank of Mendocino County has proposed to require the Company to pledge proceeds of this offering in excess of $2.5 million as collateral, with the provision that the Bank will release the funds to finance further expansion if the Company is meeting its sales and revenue objectives. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Financing the New Brewery - Construction Financing."

     The Company will defer the costs outlined above until it has raised sufficient proceeds from this offering to pay the costs or is able to provide for payment from other sources. Although Management believes that the Company's present resources are sufficient to permit it to bring the new brewery to operational status, failure to raise additional

------------

(1) Most of the expenses of the offering, estimated to be $400,000, have been paid.

funds could have a material adverse impact on the Company's business, financial condition, and results of operations. See "Risk Factors - No Minimum."

     Pending the above uses, Mendocino Brewing intends to invest the net proceeds from this offering in short-term investment-grade interest bearing securities.

             PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Mendocino  Brewing's  Common Stock was listed on the Pacific Stock Exchange
(symbol MBR) on February 21, 1995. The high and low closing sales prices for the Common Stock on the Pacific Stock Exchange are set forth below for the quarters indicated:

                             1995                                                 1996
      --------------------------------------------------   ---------------------------------------------------
      1st Quarter   2nd Quarter  3rd Quarter  4th Quarter  1st Quarter  2nd Quarter  3rd Quarter   4th Quarter
      -----------   -----------  -----------  -----------  -----------  -----------  -----------   -----------
High     $13.50        $9.25        $8.75        $8.12        $7.38       $10.82       $10.00         $8.38
Low      $7.62         $7.12        $7.75        $7.00        $5.50        $5.82        $7.38         $5.75

     There were approximately 2,435 shareholders of record as of January 6, 1997. Management intends to retain Mendocino Brewing's earnings for use in the business and does not expect the Company to pay cash dividends in the foreseeable future. The Company's credit agreements provide that the Company shall not declare or pay any dividend or other distribution on its Common Stock (other than a stock dividend) or purchase or redeem any Common Stock, without the lender's prior written consent. Management anticipates that such restrictions will remain in effect for as long as the Company has significant bank financing, including the long-term debt on the Ukiah real estate. The holders of the Company's 227,600 outstanding shares of Series A Preferred Stock are entitled to aggregate cash dividends and liquidation proceeds of $1.00 per share before any dividend may be paid with respect to the Common Stock. The Series A Preferred Shares are canceled after they have received their $1.00 per share aggregate dividend. Management does not have any present intention to declare or pay a dividend on the Series A Preferred Stock. See "Capitalization" and "Description of Capital Stock."

                                 CAPITALIZATION

     The following table sets forth the actual capitalization of Mendocino Brewing on September 30, 1996, and also provides the pro forma capitalization of the Company as of September 30, 1996, after giving effect to the sale of the maximum (600,000) number of Shares offered by the Company in this offering at the public offering price of $8.50 per share and the application of the estimated net proceeds:


                                                          September 30, 1996
                                                     ---------------------------
                                                                    Pro Forma
                                                       Actual      As Adjusted
                                                    ----------    ------------
Short-term obligations:
   Short term debt..............................    $  600,000    $   600,000(1)
   Current maturities of long-term debt.........       263,800(2)     483,000(3)
                                                    ----------    -----------
   Total short-term commitments.................       863,800      1,083,000

Long-term obligations:
   Long-term debt, less current portion.........       718,700(3)   4,580,800(3)
                                                    ----------    -----------
   Total long-term commitments..................       718,700      4,580,800

Shareholders' equity:
   Common Stock, no par value,
      20,000,000 shares authorized;
      2,322,222 shares outstanding; 2,722,222
       shares outstanding pro forma.............     3,869,600      8,569,600

    Preferred Stock, no par value
      2,000,000 shares authorized
      227,600 shares designated Series A
      227,600 Series A shares  outstanding with
       a preferred dividend equal to $1.00 per
       share; shares cancel upon the aggregate
       payment of entire preferred dividend.....       227,600        227,600


    Retained Earnings...........................       255,900        255,900
                                                    ----------    -----------
    Total shareholders' equity..................     4,353,100      9,053,100
                                                    ----------    -----------
          Total capitalization.................     $5,935,600    $14,716,900
                                                    ==========    ===========


(1) The pro forma balance sheet reflects the retirement of $900,000 in short-term financing provided after September 30, 1996 by the general contractor for the new brewery. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financing the New Brewery - Vendor Financing."


(2) Consists primarily of the final payments on the seller financing of the Ukiah real estate due in September 1997.

(3) Long term debt includes an equipment lease from FINOVA Capital Corporation which the Company has used to finance the acquisition of approximately $2.07 million in cost of new brewing equipment, $750,000 of which had been advanced as of September 30, 1996. Long term debt also includes a $2.7 million construction loan from the Savings Bank of Mendocino County. Although the construction loan is due and payable upon completion of construction, the Savings Bank has given Mendocino Brewing a written commitment to convert the construction loan to permanent financing upon the satisfaction of certain conditions.

                             SELECTED FINANCIAL DATA

     The following  selected financial data have been derived from the Financial
Statements and Notes to Financial Statements, audited by Moss Adams LLP, independent auditors, whose report thereon is also included. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and the Financial
Statements and Notes thereto included elsewhere in this Prospectus.

                                                       Year Ended                       Nine Months Ended
                                                      December 31,                        September 30,
                                             -----------------------------        ----------------------------
                                                 1994               1995             1995              1996
                                             -----------       -----------        -----------      -----------
Statements of Income Data:                                                                 (unaudited)

     Sales..............................     $ 3,523,000       $ 3,735,100       $  2,665,600     $  3,022,400
     Less excise taxes..................         157,400           168,600            116,500          118,000
                                             -----------       -----------       ------------     ------------
     Net sales..........................       3,365,600         3,566,500          2,549,100        2,904,400
     Cost of goods sold.................       1,840,900         1,846,500          1,367,200        1,414,000
                                             -----------       -----------       ------------     ------------
     Gross profit.......................       1,524,700         1,720,000          1,181,900        1,490,400
     Operating expenses.................       1,324,700         1,537,300          1,147,500        1,548,000
                                             -----------       -----------       ------------     ------------
     Income (loss) from operations......         200,000           182,700             34,400          (57,600)
     Interest income, net...............          21,800           129,100             95,200           11,000
     Other income (expense).............           3,000            14,800             15,300          (48,200)
                                             -----------       -----------       ------------     ------------
     Income (loss) before income taxes..         224,800           326,600            144,900          (94,800)
     Provision for (benefit from)
       income taxes.....................          71,500           152,900             61,100          (23,700)
                                             -----------       -----------       ------------     -------------
     Net income (loss)..................     $   153,300       $   173,700       $     83,800     $    (71,100)
                                             ===========       ===========       ============     =============
     Earnings (loss) per share..........     $       .08       $       .08       $        .04     $       (.03)
                                             ===========       ===========       ============     ============
     Weighted average common
       shares outstanding...............       1,814,403         2,307,074          2,302,024        2,322,222
                                             ===========       ===========       ============     ============


Balance Sheet Data:                                           December 31, 1995            September 30, 1996
                                                          ---------------------------    --------------------
                                                                                               (unaudited)

     Cash and cash equivalents.......................         $    1,696,100                  $     242,200
     Working capital (deficit).......................                959,100                     (3,240,200)(1)
     Property and equipment..........................              3,954,100                      8,151,000
     Deposits and other assets.......................                 71,000                        158,000
     Total assets....................................              6,514,000                      9,452,800
     Long term debt, including current portion.......                554,900                        982,500
     Total liabilities...............................              2,089,800                      5,099,700
     Shareholders' equity............................              4,424,200                      4,353,100



(1) After September 30, 1996, Mendocino Brewing obtained a $2.7 million construction loan with a commitment to convert the loan to long term debt, subject to certain conditions, from the Savings Bank of Mendocino County, plus an equipment lease agreement with FINOVA Capital Corporation for up to approximately $2.07 million of new brewing equipment, plus short term financing from the general contractor for the new brewery in the amount of $900,000. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations Financing the New Brewery."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Financial Statements and the Notes thereto and other financial information included elsewhere in this Prospectus. The discussion of results and trends does not necessarily imply that these results and trends will continue.

Overview
     Mendocino Brewing's financial performance from 1994 through the first nine months of 1996 has been characterized by increased sales and gross profits from brewing operations and decreased cost of goods sold as a percentage of net sales, offset by increased marketing expenses, administrative expenses attributable to the Company's expansion plan and the cost of being a public company, and the aggregate net effect of certain one-time gains, certain one-time losses, and decreasing interest earnings from the net proceeds of the Company's initial public offering. Management attributes the increase in sales to the implementation of new marketing strategies, including new point of sale materials and additional field sales representatives, beginning in the second quarter of 1996. Improvements to brewing operations in September 1995 increased capacity by 32% and significantly reduced cost of goods as a percentage of sales.


     Comparing 1995 to 1994, sales were up 6%, cost of goods sold was flat, and gross profit was up 17.4%. Comparing the first nine months of 1996 to the same period in 1995, sales were up 13.4%, cost of goods sold was up 3.4% but down 4.9 percentage points as a percentage of net sales, and gross profit was up 26.1%. In 1995, increased administrative expenses resulted in an 8.6% decline in income from operations over 1994, but a $107,300 increase in other income due to interest on the public offering proceeds plus a one time refund of workers' compensation premiums resulted in a 45.3% increase in income before income taxes. In 1996, the bankruptcy of a distributor, increased promotional and labor expenses associated with the operation of the Hopland Brewery brewpub and merchandise store, increased marketing expenses resulted in a 39.4% increase in operating expenses. While Management plans to continue marketing expenses at a high level and plans to continue promotional expenses at the Hopland Brewery brewpub at current levels, the Company will not incur any additional losses (approximately $38,000) attributable to the bankrupt distributor. Management's decision to write off $38,300 in expenses incurred in exploring a long-term alliance with a mid-western distribution company (classified as "other expense"), when combined with a $95,000 decrease in interest earnings as the Company spent the cash proceeds from the public offering for equipment and building construction resulted in a $94,800 loss for the first nine months of 1996 compared to income of $144,900 for the same period in 1995.



Results of Operations
     The following tables set forth, as a percentage of net sales, certain items included in Mendocino Brewing's Statements of Income. See Financial Statements and Notes thereto elsewhere in this Prospectus, for the periods indicated.

                                                                     Year Ended              Nine Months Ended
                                                                    December 31,                September 30
                                                                --------------------        --------------------
                                                                 1994          1995          1995          1996
                                                                 ----          ----          ----          ----

Statements of Income Data:
     Sales...........................................           104.68%       104.73%       104.57%      104.06%
     Less Excise Taxes...............................             4.68          4.73          4.57         4.66
                                                                ------       -------        ------       ------
     Net Sales.......................................           100.00       100.00         100.00       100.00
     Costs of goods sold.............................            54.70         51.77         53.64        48.68
                                                                ------       -------        ------       ------
     Gross profit....................................            45.30         48.23         46.36        51.32
     Operating expenses..............................            39.36         43.10         45.02        53.30
                                                                ------       -------        ------       ------
     Income (loss) from operations...................             5.94          5.13          1.35        (1.98)
     Other income (expense)..........................             0.74          4.03          4.34        (1.29)
                                                                ------       -------        ------       -------
     Income (loss) before income taxes...............             6.68          9.16          5.68        (3.27)
     Provision for (benefit from) income taxes.......             2.12          4.29          2.40        (0.82)
                                                                ------       -------        ------       -------
     Net income (loss)...............................             4.55%         4.87%         3.29%       (2.45)%
                                                                ======       =======        ======       =======


     Sales.  Sales  increased 6.0% from $3,523,000 in 1994 to $3,735,100 in 1995 and 13.4% from $2,665,600 for the nine month period ended September 30, 1995 to $3,022,400 for the comparable period in 1996. Management attributes the growth in sales to the implementation of new marketing strategies, including new point of sale materials and additional field sales representatives, beginning in the second quarter of 1996. A decrease in sales in the first quarter of 1996 compared to 1995 was offset by an increase in sales in the second quarter of 1996 compared to 1995. Management attributes the decrease in the first quarter of 1996 to delays in implementing the new marketing plan and the increase in the second quarter of 1996 to the implementation of the marketing plan. Management attributes approximately half of the sales increase in the second quarter to increased sales to existing distributors and the other half to geographic expansion. Retail sales at the Hopland Brewery brewpub and merchandise store increased 3.3% from 1994 to 1995. Management attributes the increase in sales at the Hopland Brewery brewpub and merchandise store from 1994 to 1995 to a busy summer in 1995 due to increased tourist trade and increased awareness of MBC's products. These factors more than offset a decrease in beer and food sales in the first quarter of 1995 compared to 1994 which Management attributed to heavy rains and flooding in nearby areas. Sales at the Hopland Brewery brewpub and merchandise store were flat (down 0.4%) for the first nine months of 1995 compared to 1996. Management attributes the slight decline in sales at the Hopland Brewery brewpub and merchandise store for the first nine months of 1996 compared to 1995 to slower off premise bottled beer sales (due to increased availability of MBC products outside of Hopland) offset by increased on-premise draft beer and food sales.


     Cost of goods sold. Cost of goods sold decreased as a percentage of net sales by 2.93 percentage points from 1994 to 1995 and by 4.95 percentage points from the nine month period ended September 30, 1995 to the same period in 1996. The implementation of 24-hour brewing in September 1995 significantly improved production efficiencies. Management negotiated a reduction in the cost of bottles starting in the third quarter of 1995.

     Gross profit. Gross profit increased 17.4% from $898,400 in 1994 to $1,054,600 in 1995 and 26.1% from $1,181,900 for the nine month period ended September 30, 1995 to $1,490,400 for the comparable period in 1996.


     Operating expenses. Operating expenses increased 14.5% from $1,342,700 in 1994 to $1,537,300 in 1995 and 34.9% from $1,147,500 for the nine month period ended September 30, 1995 to $1,548,000 for the comparable period in 1996. Several factors contributed to the increases. Marketing expenses increased by $192,000, which Management attributes to increased point of sale costs and other promotional costs ($67,000), travel and lodging expenses incurred in developing new geographic markets ($48,000), periodic price discounts to distributors ($45,000), and marketing and sales labor ($32,000) incurred in connection with the Company's expansion plan. Management expects the Company to further increase marketing expenses through 1997. Operating expenses at the Hopland Brewery brewpub and merchandise store increased from 1994 to 1995 primarily due to $39,000 in additional labor costs and a $9,000 increase in utilities, repairs, and maintenance. Operating expenses at the Hopland Brewery brewpub and merchandise store increased from the first nine months of 1995 to the comparable period in 1996 due primarily to $67,000 in additional labor costs and $16,000 in increased promotional expenses. In addition, the Company wrote off $38,000 in bad debts in the second quarter of 1996 after a California distributor went out of business. Finally, general and administrative expense increased from 1994 to 1995 in the amount of $39,000 in costs associated with being a public company, $38,000 in increased labor costs (due to the addition of a human resources director and a shareholder relations coordinator in 1994), $9,000 due to legal fees related to trademark issues, and $2,000 in increased performance bonuses in 1995. These increases were offset by a $15,000 reduction in contributions to the Company's profit sharing retirement plan. General and administrative expense increased from the first nine months of 1995 to 1996 in the amount of $16,000 due to legal fees related to growth and trademark issues and $50,000 in increased labor costs.


     Impact of Inventory Aging Policies. During the time that Mendocino Brewing's distributors were on allocation, the Company shipped all of its product promptly upon production. Product freshness was not an issue. Inventories of packaged beer increased when the Company initially increased its capacity in late 1995 and early 1996 before implementing its new marketing plan. The Company does not use preservatives in its products, and accordingly the packaged beer has a shelf life of approximately 120 days from the release date. The Company's policy is to sell product to distributors with sufficient remaining shelf life to ensure that the beer will be fresh when sold to the consumer. Product that remains unsold after 120 days is returned to the Company for destruction or other disposition. In accordance with these policies, in the third quarter of 1996, the Company wrote-down its inventories by $51,000 representing approximately 6,000 cases of product remaining from its initial overproduction. The write-down was reflected as an increase in cost of goods sold. Management is making arrangements with a producer of distilled beverages to convert this product to a whiskey or other liquor which may be marketed under the Company's trademark. Management does not expect to realize any revenue from this arrangement until the new product is actually sold.


     Other income (expense). Other income (expense) increased in 1995 over 1994. In 1995 Mendocino Brewing benefited from an increase of $106,800 in interest earnings attributable to interest on the proceeds of the Company's public offering of its Common Stock. In addition, the Company received one time refunds of workers' compensation premiums for prior years totaling $15,300 as a result of rate adjustments in those years. In the first quarter of 1995 the Company wrote off an equipment deposit of $15,000 made in 1993. Other income (expense) decreased by $147,700 in the nine months ended September 30, 1996 compared to the same period for 1995 primarily as a result of a decrease of $84,200 in net interest earnings as cash from the initial direct public offering was used for the expansion project, a write-off of approximately $38,300 in expenses incurred in exploring a long-term alliance with a mid-western distribution company, the non-recurrence of $15,300 in one-time refunds of workers' compensation premiums, and $14,000 in un-reimbursed glass recycling fees, offset by $3,600 in income from disposition of unneeded assets and $500 additional miscellaneous income.


     Provision for (benefit from) income taxes. The provision for income taxes in 1995 was $81,400 more than the provision for income tax in 1994 primarily because of Mendocino Brewing's higher net income and timing differences resulting in more deferred income taxes. See "Notes to Financial Statements,
Note 1(h) - Description of Operations and Summary of Significant Accounting Policies and Note 10 - Income Taxes." The Company recognized a benefit from income taxes in the first nine months of 1996 of $23,700 compared to a tax provision of $61,100 for the same period in 1995.

     Net income. Net income increased 13.3% in 1995 over 1994 primarily due to a 12.2% increase in sales measured in dollars, a 2.93 percentage point decrease in cost of goods sold as a percentage of sales resulting from process improvements in brewing operations, and a $107,300 increase in net interest income. For the nine month period ended September 30, 1996 compared to the same period for 1995, net income was down $154,900 for a net loss of $71,100 compared to net income of $83,800 due to a $400,500 increase in operating expense and a $198,700 decrease in other income (expense) which more than offset a $355,300 increase in sales, a $4,200 decrease in cost of goods sold, and a $84,800 reduction in the provision for income taxes.

Segment Information
     Mendocino Brewing's business presently consists of two segments. The first is brewing for wholesale to distributors and other retailers. This segment accounted for 74% of the Company's 1995 annual sales. The second segment consists of brewing beer for sale along with food and merchandise at the Company's brewpub and retail merchandise store, the Hopland Brewery. This segment accounted for 26% of the Company's 1995 annual sales, 11% of which consisted of the sale of draft and bottled beer, and the remaining 15% of which consisted of sales of food and merchandise. Wholesale and retail beer sales in both segments combined comprised 85% of the Company's annual sales in 1995. See "Notes to Financial Statements, Note 11 - Segment Information."

     Mendocino Brewing is now in the process of increasing its brewing capacity by more than three times (18,000 bbl. to 60,000 bbl.). Proceeds from the sale of all of the stock offered by this Prospectus would permit the Company to expand its operations to up to 75,000 bbl. per year, an aggregate increase from the Company's current capacity of 18,000 bbl. of more than four times. (See "Use of Proceeds.") As the Company does not intend to expand its brewpub operations, Management expects that retail sales, as a percentage of total sales, will decrease proportionally to the expected increase in the Company's wholesale sales.

Seasonality
     Beer consumption nationwide has historically increased by approximately 20% during the summer months. Mendocino Brewing's wholesale distributors were on allocation while the Company's annual capacity was capped at 13,600 bbl., so seasonality had little effect on wholesale sales through late 1995. It is not clear to what extent seasonality will affect the Company as it expands its capacity and its geographic markets. The Company brews four seasonal beers:
Springtide Ale in March, Eye of the Hawk Select Ale from July through October, Frolic Shipwreck Ale 1850 in July, and Yuletide Porter in November and December. These seasonal beers tend to augment sales during the periods in which they are available. Retail operations, which depend largely on tourist traffic, historically have been higher in the third and fourth quarters.

Financing the New Brewery.
     New Brewery Cost. The presently estimated cost of the new brewery at its initial annual capacity of 60,000 bbl. is $11.1 million. This includes $0.8 million for the land, $6.7 million for improvements to the real estate, $3.2 million for equipment, and $0.4 million for financing costs. Increasing the initial annual capacity of the new brewery to 75,000 bbl. will require an additional expenditure for equipment of approximately $0.5 million. Of this amount, approximately $9.84 million has been paid or provided for from cash raised in the Company's initial direct public offering and the proceeds of debt described below and cash from operations. Management expects the balance of approximately $1.26 - $1.76 million to be funded from the proceeds of this offering, cash from operations, and/or other sources as described below.

     Construction Financing. Mendocino Brewing has obtained a $2.7 million construction loan secured by a first priority deed of trust on the Ukiah land and improvements and the proceeds of this offering from the Savings Bank of Mendocino County along with a written commitment to convert the construction loan to a 15 year term loan upon successful completion of the new brewery, subject to certain conditions. As of December 31, 1996, approximately 82% of the construction loan had been funded. The construction loan bears interest at the lender's prime plus 2% (initially 10.25%), payable monthly, and matures on February 2, 1997. Upon conversion, the loan will bear interest at the then prevailing 5 Year Treasury Constant Maturity Index (but not less than 10%), with a maximum for the first five years at 2% above the initial fully indexed rate, and a maximum during the remaining term of the loan at 3% above the initial fully indexed rate at the beginning of the remaining term. The minimum annual interest rate is 8%. The loan will be over 25 years with a balloon payment upon maturity. The lender's commitment letter states that the lender will convert the unpaid principal at maturity to a fully amortized 10-year loan subject to terms and conditions to be agreed upon at that time. The commitment letter proposes to require the Company to pledge all proceeds of this offering in excess of $2.5 million as collateral for the 15-year term loan, with the provision that the Bank will release the funds from the pledge to purchase additional equipment if the Company is meeting its sales and revenue objectives.


     Equipment Lease. FINOVA Capital Corporation has also agreed to lease new brewing equipment with a total cost of approximately $2.07 million to Mendocino Brewing for a term of 7 years with monthly rental payments of approximately $29,000 each. The lease commenced in December 1996. As of December 31, 1996, approximately 81% of the lease had been funded. Before that time, FINOVA advanced $750,000 to the Company with interest at the Citibank prime plus 3%. At expiration of the initial term of the lease, the Company may purchase the equipment at its then current fair market value but not less than 25% nor more than 30% of the original cost of the equipment, or at the Company's option, may extend the term of the lease for an additional year at approximately $45,600 per month with an option to purchase the equipment at the end of the year at then current fair market value. The lease is not pre-payable.


     Seller Financing of Ukiah Real Estate. The seller of the Ukiah land has a note, secured by a third priority deed of trust on the land, with a remaining principal balance as of August 1, 1996 of approximately $265,000 at 9% annual interest payable in monthly installments of principal and interest of $2,380 with the balance due at maturity on September 27, 1997.

     WestAmerica Loan. WestAmerica Bank of Santa Rosa, California has loaned Mendocino Brewing $600,000 secured by Mendocino Brewing's accounts receivable and inventory. The loan is fully funded and bears interest at a variable interest rate of prime plus 1.5% payable monthly and matures on April 27, 1997. The Company anticipates that it will convert this amount with a new revolving line of credit secured by accounts receivable and inventory, and has received a commitment letter from WestAmerica Bank to convert the $600,000 term loan to a revolving line of credit with an advance rate of 80% of qualified accounts receivable and 25% of inventory. As the Company's sales continue to expand, the amount of inventory and receivables financing available should increase proportionately. These forward looking statements are subject to risks and uncertainties. Even if the Company's accounts receivable and inventory grows in quantity, credit may be unavailable for other reasons relating to the Company's business, financial condition, and results of operations, the craft brew industry, the lending industry, or economic conditions in general. To the extent that the loan is not extended or refinanced, the Company will be required to repay the loan out of cash from operations, the net proceeds of this offering, or the proceeds of another debt or equity financing, a strategic alliance, or a joint venture.

     Vendor Financing. The general contractor for the new brewery, BDM Construction Co., Inc. ("BDM"), has agreed to defer up to $900,000 in fees otherwise owed or to become payable on December 31, 1996, subject to performance by BDM of its obligations under the construction contract, until January 31, 1997 with interest at 12% per annum. As of December 31, 1996, $300,000 had been deferred under this arrangement. The deferral arrangement is secured by a second priority deed of trust on the Ukiah land and improvements, and by 300,000 shares of Mendocino Brewing's Common Stock. In the event of default, BDM is required to proceed against the Common Stock before initiating any proceeding against the real estate. The Common Stock collateral was issued to BDM by the Company pursuant to
Section 4(2) of the Securities Act of 1933 subject to the restrictions (a) that the shares shall be canceled if the amounts owed BDM are paid in full, (b) that if full amount owed BDM is not paid, the shares must be sold in a commercially reasonable manner as specified in the California Commercial Code, and (c) that any shares not needed to be sold to satisfy the obligation to BDM shall be canceled. Under California law, BDM may not retain the shares in satisfaction of the obligation without the written consent of the Company given after an event of default. Management plans to pay the Company's obligation to BDM out of the proceeds of this offering, but there is no assurance that the Company will raise net proceeds sufficient to do so at the time required. See "Use of Proceeds." BDM has the right to require the Company to register the shares issued for its account for sale to the public. To the extent that the proceeds of the offering are insufficient, the Company will be required to pay the obligation out of cash from operations, proceeds from the sale of the shares held as collateral, or the proceeds of another debt or equity financing, strategic alliance, or a joint venture. See "Risk Factors - Amounts Due General Contractor."

     Remaining Costs. Management expects the balance of the anticipated cost of the new brewery (approximately $1.26 million for a 60,000 bbl. brewery and $1.76 million for a 75,000 bbl. brewery) to come from the proceeds of this offering, or if such proceeds are insufficient, vendor financing, future operations, other debt or equity financing, or a strategic alliance or joint venture.

Liquidity and Capital Resources
     Generally. The expansion now underway has had and will continue to have a material impact on Mendocino Brewing's assets, liabilities, commitments for capital expenditures, and liquidity. Capital resources for the expansion plan have been supplied by the net proceeds of Mendocino Brewing's initial public offering and debt and equipment financing as described below. Working capital for day to day business operations to date has been provided primarily through operations.

     New Brewery.  See "-- Financing the New Brewery" above.

     Debt to Equity Ratio. Upon completion of the new brewery, and after taking into account the sale of the maximum number of Shares offered by this Prospectus, Mendocino Brewing will have long-term debt and equipment financing commitments of at least $4.8 million. The exact amount to be financed will depend on the amount raised in this offering, the amount and type of any additional equipment purchased, and the extent to which the Company obtains debt or lease financing for additional equipment. On a pro forma basis, assuming that $3.86 million in long-term debt had been added as of September 30, 1996 to the Company's then existing long-term debt of $0.72 million, but without assuming the sale of any additional shares of Common Stock, the Company's ratio of long-term debt to shareholder's equity, which was actually 0.23 to 1 on September 30, 1996, would have been 1.16 to 1.

     Impact of Expansion on Cash Flow. Mendocino Brewing must make timely payment of its debt and lease commitment to continue in operation. Increased capacity will also place additional demands on the Company's working capital to pay the cost of additional sales and marketing activities and staff, production personnel, and administrative staff and to fund increased purchases of supplies. There will be a lag between the time the Company must incur some or all of these costs and the time the Company realizes revenue from increased sales. Working capital to fund these expenses will be provided by trade terms offered by suppliers and vendors, the proceeds of this offering, additional debt or equity from other sources, and/or deferral of certain expenses.

     Strategic Alliances and Joint Ventures. The rapid growth of the craft beer industry has been characterized in part by a variety of consolidations, strategic alliances, and joint ventures. Mendocino Brewing and its President, Michael Laybourn, are very visible within the craft brew segment because of the Company's place in the history of modern craft brewing, the distinctiveness of its Red Tail Ale and Blue Heron Pale Ale labels, and Mr. Laybourn's leadership positions in industry trade groups. See "Management." From time to time
Mendocino Brewing has received indications of interest in forming a strategic alliance, joint venture, or other relationship. To date, only one such proposal evolved beyond a term sheet before the Company withdrew from negotiations. The Company is, however, carrying on discussions with certain parties that could result in a strategic alliance or joint venture. The Company's current goal in any such arrangement would be to obtain additional capital to expand the capacity of the new brewery to 200,000 bbl. per year and enter into an arrangement for sharing the expanded brewery capacity to provide optimal utilization of overhead and thereby reduce unit costs and/or access additional channels of domestic and/or international distribution. Creating additional value for shareholders is an important objective of these goals, but providing liquidity by way of a sale or merger is not. The Company offers no assurances or estimates of the possibility that the Company might enter into such a strategic alliance or joint venture at any time in the foreseeable future.

                                    BUSINESS

Overview
     Mendocino Brewing Company, Inc. brews Red Tail Ale, Blue Heron Pale Ale, Black Hawk Stout, and three other ales, one stout, and one porter for the domestic craft beer market. A "craft beer" is a full-flavored beer brewed in the traditional style. Mendocino Brewing is one of the first of the modern craft brewers, having opened the first new brewpub in California and the second in the United States since the repeal of Prohibition, and has been recognized for its innovations in the brewpub concept, its craft brew style, its distinctive labels, and its role in industry associations. Mendocino Brewing's objective is to transform itself from the country's leading microbrewery (based on annual sales from 1990 through 1995 among brewers with annual capacity of less than 15,000 bbl.) to a major national craft brewer offering among the highest quality craft beers available anywhere in America.

     Mendocino Brewing is building a new brewery in Ukiah, California (110 miles north of San Francisco). Management presently expects to commence brewing operations at the new facility in March or April of 1997. The new brewery will have an initial annual capacity of approximately 60,000 bbl., which is more than four times the Company's annual capacity from 1993 through the first nine months of 1995 of 13,600 bbl. Proceeds from this offering, if the maximum number of Shares is sold, will be used to further expand the new brewery's annual capacity to approximately 75,000 bbl., depending on the mix of products brewed. See "Use of Proceeds." Ultimately, the facility can expand to 200,000 bbl. per year.

Company Background
     Mendocino Brewing Company was originally formed in March 1983 as a California limited partnership (the "Partnership"). On January 1, 1994, the business was incorporated by transferring all of the Partnership's assets, including its name, to a newly formed California corporation in exchange for all of the Common and Preferred Stock of the corporation. The Partnership distributed these shares to its partners on January 3, 1994. As used hereafter, references to the "Company" and "Mendocino Brewing" include the business operations of the Partnership before its incorporation.

     Mendocino Brewing first bottled its flagship brand, Red Tail Ale, in December 1983. In February 1995, Mendocino Brewing completed a $3.6 million direct public offering at $6 per share. The Company purchased nine acres of land in Ukiah, California in 1995 and broke ground on the new brewery in September 1995. Seeking to maximize the capacity of the Hopland facility in the interim, the Company added an additional bottling tank in the Fall of 1995, which permitted the Company to begin 24 hour brewing operations. This increased the annual capacity of the Hopland facility to 18,000 bbl., technically taking the Company out of the microbrewery category. The Company's products are sold in over 1,500 retail outlets in Northern California and in selected locations throughout the United States. See "Product Distribution."

     Mendocino Brewing is recognized for its contributions to the craft brewing industry and enjoys a national and international reputation. The Company's distinctive and award winning Red Tail Ale label is frequently featured in calendars, posters, and literature concerning the craft beer industry. Although introduced only this summer, the equally distinctive Blue Heron Pale Ale label has also won awards and is featured in the 1997 Brew Art(TM) calendar published by Ronnie Sellers Productions of Kennebunk, Maine. The Company enjoys good visibility within the industry, due in part to the leadership its officers have provided within various industry trade groups. See "Management."

Industry Overview
     Domestic Beer Market. According to Modern Brewery Age's 1995 Statistical Report, overall domestic beer sales in 1995 was 177 million bbl. (down 1.5% from 1994). A barrel equals approximately 13.78 cases or 331 twelve ounce bottles; 177 million bbl. is therefore the approximate equivalent of 58.5 billion 12 oz. bottles of beer.

     The U.S. beer market may be divided into five segments:

     The U.S. beer market may be divided into five segments:

                                                                        Representative Suggested
     Segment        Est. Market Share          Top Brands                 Retail Price/6-pack
------------------------------------------------------------------------------------------------

Low-Priced       60.0%   Busch, Milwaukee's Best, Old Milwaukee                   $2.80
Premium          31.4%   Budweiser, Miller Lite, Bud Light, Coors Light           $4.05
Super-Premium     1.2%   Michelob, Lowenbrau                                      $4.67
European Import   5.5%   Heineken, Guinness, Bass                                 $7.90
Domestic Craft    1.9%   Samuel Adams, Pete's, Sierra Nevada, Red Tail Ale   $5.99 to $6.99

     Domestic Craft Beer Segment. While overall beer sales have been basically flat for several years, domestic craft beer sales have increased at a rate of approximately 40% per year for several years and in 1995 were up 44% to 3.8 million bbl. and a 1.9% market share. Many industry analysts predict that craft beer sales will continue to increase until they achieve a market share of 5%-6% by the year 2000.

     Craft beers are characterized by their full-flavor and are usually produced along traditional European brewing styles. The majority of craft beers are ales, although some are malt lagers. Wheat beers and fruit flavored ales and lagers have enjoyed recent popularity among craft beer consumers.

Competition
     The craft beer category consists of:

     o Contract brews -- any style brew produced by one brewer for sale under the label of someone else who does not have a brewery or whose brewery does not have sufficient capacity.

     o Regional craft brews -- "hand-crafted" brews, primarily ales, sold under the label of the brewery that produced it.

     o Microbrews -- "hand-crafted" brews, primarily ales, sold under the label of the brewery that produced it, if the capacity of the brewery does not exceed 15,000 bbl. per year.

     o Large brewer craft-style brews -- a brand brewed by a national brewer which may only imitate the style of a craft beer. These craft-style brews are often sold under the label of a brewery that does not exist or the label of a brewpub with no bottling capacity. The term "phantom brewery" is sometimes used to describe such brands.

     o Brewpub brews -- "hand-crafted" brews produced for sale and consumption at the brewery, which is normally connected with a restaurant/saloon. Brewpub brews are not normally sold for off-site consumption in significant quantities.

     Mendocino Brewing competes against all of the above brewers primarily on the basis of product quality and image.

     Of the approximately 3.7 million bbl. of craft beer produced in America in 1995, contract brews (led by Samuel Adams Boston Lager, Pete's Wicked Ale, and their respective related brands) accounted for approximately 1.5 million bbl., or 41% of the total; regional craft brands (led by Sierra Nevada, Redhook, Pyramid (Hart Brewing, Inc.), Anchor, and Full Sail) represented approximately
1.25 million bbl., or 34% of the total; and microbrews (led by Red Tail Ale) represented approximately 910,000 bbl., or 25% of the total. Because Mendocino Brewing's annual production exceeded 15,000 bbl. by less than 150 bbl. in 1995, some industry publications have classified the Company as a regional craft brewer for that year.

-------------------------------------------------------------------------------------------------------------------
                                      1994 & 1995 Domestic Craft Beer Market
                                                                        1994                        1995
           Largest Craft Brewers in Mendocino              Total Sales      Annual      Total Sales     Annual
           Brewing's Primary & Target Markets             (x 1,000 bbl.)    Growth    (x 1,000 bbl.)    Growth
   ----------------------------------------------------   ------------------------    -------------------------
    1.   Boston Beer Co. (Boston, MA)                          700            56%           961           37%
    2.   Pete's Brewing Co. (Palo Alto, CA)                    182            43            348           91
    3.   Sierra Nevada Brewing Co. (Chico, CA)                 156            50            205           31
    4.   Redhook Ale Brewery (Seattle, WA)                      94            27            159           69
    5.   Hart Brewing Co. (Kalma, WA)                           72           118            123           71
    6.   Anchor Brewing Co. (S.F., CA)                         103            12            104            1
    7.   Full Sail Brewing Co. (Hood River, OR)                 53            39             71           36
    8.   Widmer Brewing Co. (Portland, OR)                      50            25             70           40
    9.   Portland Brewing Co. (Portland, OR)                    34           N/A             62           82
   10.   Bridgeport Brewing Co. (Portland, OR)                  18            12            N/A          N/A
   11.   Mendocino Brewing Co. (Hopland, CA)                    13             4             14            8
         Remaining Domestic Craft Brewers (approx. 800)      1,154           N/A          1,663           44
                                                             -----                        -----
     Total Domestic Specialty Segment Production             2,629           N/A          3,780           44%
-------------------------------------------------------------------------------------------------------------------

     Source:  Modern Brewery Age

Products
     Mendocino Brewing brews three ales and a stout year-round, three seasonal ales, and a seasonal porter:

     o RED TAIL ALE, a full flavored amber ale, is the flagship brand of Mendocino Brewing.

     o BLUE HERON PALE ALE is a golden ale with a full body and a distinctive hop character.

     o BLACK HAWK STOUT is the fullest in flavor and body of the Company's brews.

     o   EYE OF THE HAWK SELECT ALE is a high gravity deep amber summer ale.

     o YULETIDE PORTER is a deep brown Holiday brew with a traditionally rich, creamy flavor.

     o PEREGRINE PALE ALE is brewed year-round with a more delicate flavor and character.

     o SPRINGTIDE ALE is brewed around St. Patrick's Day and appears as a fresh, flowery, spicy golden ale.

     o FROLIC SHIPWRECK ALE 1850, a Scottish-style ale brewed around July, was introduced in 1994 as a fund-raiser for the Mendocino County Museum to commemorate the wreck of the clipper ship Frolic, with its cargo of Scottish ale, on the Mendocino coast in 1850. Salvage efforts were abandoned when workers, upon sighting the previously unreported big trees of Mendocino County, launched the timber industry which has characterized the area ever since.

     Mendocino Brewing uses an ale yeast strain that was first introduced at New Albion Brewing Co. in the late 1970s. Management knows of no other brewery that ferments its beer with this particular strain of yeast. The Company maintains the yeast strain under laboratory conditions at two separate locations. Mendocino Brewing is among a minority of brewers who use whole hop flowers instead of processed hop pellets in their brewing processes. This technique contributes to the distinctive characteristics of the brews. The Company adds active fermenting beer (Krausen) after the beer is bottled, which produces a pleasant amount of natural carbonation. The thin layer of brewer's yeast in the bottom of the bottle is a natural characteristic of bottle conditioned ale.

     Mendocino Brewing's distinctive brews have been very well received in the market and within the industry. Eye of the Hawk Select Ale won a gold medal at the 1991 Great American Beer Festival after winning a silver in 1990, and also won a bronze in 1992. Blue Heron Pale Ale also won a bronze medal at the 1991 Great American Beer Festival.

The Hopland Brewery Brewpub and Merchandise Store
     To date, Mendocino Brewing's major marketing tool has been the Hopland Brewery brewpub and merchandise store. Located on a major tourist route in Hopland, California, 100 miles north of San Francisco, the Hopland Brewery, which opened in 1983, was the first brewpub to open in California and the second in the United States since the repeal of Prohibition.

     The brewpub is housed in a 100 year-old brick building that was once known as the Hop Vine Saloon. The inside walls are trimmed with the original turn-of-the-century ornamental stamped tin. Works of local artists are featured on a rotating basis. The bar is hand-crafted, early California style blond oak and brass that complements the tradition of the tavern and the Company's brews. The pub includes a dart room and a stage. Patrons can view the brewing process through windows in the adjoining brewhouse. An outdoor Beer Garden includes a shaded grape arbor, flowers, trellised hops in the summer, picnic tables, and a sandbox for the kids.

     Beverages served include Red Tail Ale, Blue Heron Pale Ale, Black Hawk Stout, Peregrine Pale Ale, and a seasonal brew on tap, along with local wines, Hopland Seltzer Water, local apple juice, and soft drinks. The brewpub also features hand pumped cask conditioned ales. The menu features home-style cooking, spicy beer sausages, legendary hamburgers, Red Tail chili, fresh salads, snacks, vegetarian entrees, and daily specials at moderate prices. The brewpub operates days and evenings, with live music on Saturdays and for special events, such as the Company's annual Anniversary Party in August and its Oktoberfest in October.

     The adjacent Merchandise Store sells off-sale packages of the Company's brews (including gift packs) and merchandise such as hand-screened label T-shirts, posters, engraved glasses and mugs, logo caps, books about brewing, gift packs, and other brewery-related gifts.

     Management plans to continue bottling operations at the Hopland facility until the Company can no longer keep up with demand, and then transfer bottling operations to the Ukiah facility. Until that time, production at the Ukiah facility will consist solely of draft beer. The Company will continue to operate the Hopland facility to provide special occasion draft beers for the brewpub; to research, develop, and test-market new craft brews; and as a brewing education and training site.

Strategy
     Mendocino Brewing's objective is to transform itself from the country's leading microbrewery (based on annual sales from 1990 through 1995) to a nationally known and respected craft brewer that offers among the highest quality craft beers available anywhere in America. Management perceives that the continued growth in the domestic craft beer segment (see "-- Industry Overview") has given rise to a qualitative shift in the public's awareness of craft beers, and that this shift now gives the Company an opportunity to enter new markets at a time when many consumers are discovering craft brews for the first time. Management believes that an important step is to position Mendocino Brewing's products as offering superior quality with very high perceived value and distinctive brand images, even when compared with other craft brews. Management plans to accomplish this objective by making the Company's most popular brews available in 12 oz. six packs and draft, increasing the Company's brand development efforts, and entering new geographic markets. In completing the plans for the new brewery, Management also concluded that it could position itself better in the market and realize certain cost efficiencies and overall cost reductions by designing a plant with an initial capacity of 60,000 bbl. per year (20% greater than originally planned) and an ultimate capacity of 200,000 bbl. per year (54% greater than originally planned).

New Product Offerings
     Until recently, Mendocino Brewing's capacity limitations and marketing considerations dictated that the bulk of the Company's production be Red Tail Ale in 12 oz. six packs. Draft beer has been limited to production for sale at the Hopland Brewery, and other brews, such as Blue Heron Pale Ale, Black Hawk Stout, Eye of the Hawk Select Ale, Yuletide Porter, and Frolic Shipwreck Ale 1850, have been available only in limited quantities of 750 ml or 22 oz. bottles. A key element of the Company's strategy is to make more of its products available in 12 oz. six-packs and draft. The new products are:

    o Blue Heron Pale Ale 12 oz. Six-Packs. Blue Heron Pale Ale is now available at selected retail outlets in 12 oz. six packs. The bottles and carrier pack feature a colorful new label depicting a Great Blue Heron preparing for flight against a soft, misty background of the Russian River (which flows through Hopland) and surrounding hills. The design has already won the prestigious 1996 Northern California Addy award and the silver medal in the 1996 International Brand Packaging Award competition sponsored by Graphic Design: USA magazine. The label is also featured in the 1997 Brew Art(TM) calendar published by Ronnie Sellers Productions of Kennebunk, Maine.

    o Black Hawk Stout 12 oz. Six-Packs. Management plans to introduce Black Hawk Stout in 12 oz. six-packs following completion of its new label development, which Management expects to occur in 1997. This forward looking statement is subject to risks and uncertainties. Among other things, tasks such as completing the new brewery may divert Management's attention from matters such as label development.

         The speed with which new Black Hawk Stout labels are developed will also depend, in part, on the amount of proceeds raised in this offering. The Black Hawk Stout label presently consists of the basic Mendocino Brewing Company logo with the words BLACK HAWK STOUT and is distributed in 22 oz. bottles in limited quantities.

     o Draft brews in half barrel kegs. Management presently intends to make draft production of Red Tail Ale, Blue Heron Pale Ale, and Black Hawk Stout in half barrel kegs the first priority of the new brewery. The Company is designing special tap handles and other marketing materials for its draft products. Historically in the beer industry, introducing draft products into restaurants and other establishments has driven bottle sales which in turn has increased demand for draft products in locations not served. These forward looking statements are subject to risks and uncertainty. Among other things, there is no assurance that sale of the Company's brews will help it achieve the critical mass that Management seeks.

Brand Development
     Management believes that consumers of the Company's brews are like the typical craft beer consumer described in the H.C. Wainwright & Co. industry report of October 12, 1995. According to this report, the typical craft beer consumer is interested in "upscale and diversified" products with a "distinctive brand image" and "full flavored taste." Craft beer consumers also tend to be consumers of gourmet coffees, fine wines, all-natural products, and other "affordable luxuries." A survey conducted by ICR of Media, PA found that the following percentages of people had tried a craft beer:

     *  25% of all U.S. beer drinkers   *  32% of beer drinkers in the Northeast
     *  23% of women beer drinkers      *  28% of beer drinkers in the West
     *  26% of male beer drinkers       *  26% of beer drinkers in the Midwest
                                        *  17% of beer drinkers in the South

     *  51% of  people  with  annual  incomes  of  $75,000 +
     *  [greater than] 50% of  college educated  people
     *  38% of adults  25-34 years old
     *  10% of adults 45 years and older

     One of the ways Mendocino Brewing projects its quality and corporate values to consumers is through its Red Tail Ale, Blue Heron Pale Ale, and Eye of the Hawk Select Ale labels. The Company has used nationally-known wildlife artists including Randy Johnson and Lee Jayred for its label designs. In 1990, Mendocino Brewing received the Paperboard Packaging Council's Silver Award for Excellence in Packaging and Award for Excellence in Graphic Design and a Northern California Addy Award for its Red Tail Ale packaging. In 1996, the Company received a Northern California Addy Award and a silver medal in the International Band Packaging Award competition sponsored by Graphic Design: USA magazine for its Blue Heron Pale Ale packaging. It is Management's experience that distributors and retailers realize the importance of superior packaging graphics and appreciate the Company's offerings for that reason.

     Management believes that the Red Tail Ale label successfully communicates the value of Mendocino Brewing's products with the label's respectful depiction of a red tail hawk flaring its wings as it prepares to land with clusters of hops and barley in its talons. The illustrations Mendocino Brewing uses with its Blue Heron Pale Ale and Eye of the Hawk Select Ale labels are intended to evoke similar responses, as will be the illustration for Black Hawk Stout when introduced.

     The popularity of Mendocino Brewing's logos and trademarks is evidenced by the sale of merchandise bearing these marks at the Hopland Brewery merchandise store and through the merchandise catalogue the Company introduced in 1994. As part of its marketing efforts, therefore, the Company intends to implement a brand marketing development program that will emphasize:

     o Point-of-sale promotional materials including brochures, signage, table tents, coasters, tap handles, and glassware.

     o   Clothing (caps, T-shirts, polo shirts, sweatshirts, etc.).

     o Signage for distributor trucks to create "moving billboards." Mendocino Brewing's emphasis on separate, distinctive illustrations for its various brands enables it to produce a variety of images to create consumer interest.

     o World Wide Web Page. Mendocino Brewing's web page is located at http://mendobrew.com and features information about the Company and the Hopland Brewery brewpub and merchandise store, the Company's brewing process, the Company's brands, the Hopland area, Company merchandise, and shareholder information. The web page address is featured prominently on Company marketing materials and can be accessed through the Real Beer web site.

     o Continued use of the Brewsletter beyond its current mailing list of 12,000. The Brewsletter is a newsletter Mendocino Brewing publishes and distributes to educate subscribers about the brewing industry and the Company's products and to promote the Company's image and corporate values.

     o   Strong  visual  presence  at  beer  shows  and  tasting   competitions,
         including the Great America Beer Festival in Denver, the Portland Brewers Festival, and the KQED Beer Festival in San Francisco.

Regional Expansion
     The Company's products are distributed widely in California and in limited quantities at selected accounts in the metropolitan areas of Washington D.C., Boston, Seattle, Phoenix, Chicago, Milwaukee, New York, and Atlanta, and throughout North Carolina, Texas, Oregon, Nevada, and Colorado. The Company plans to add distributors in New Jersey, Maryland, Virginia, and the metropolitan areas of Minneapolis/St. Paul and Philadelphia in the near future. Northern California is the Company's most important market, and Management anticipates that it will remain so for the foreseeable future. The Company's two largest distributors, Bay Area Distributing (San Francisco and the East San Francisco Bay Area) and Golden Gate Distributing (Sonoma and Marin Counties) accounted for 21% and 19%, respectively, of the Company's wholesale distribution in 1995. The percentage of the Company's sales for which these distributors have accounted has decreased, and will continue to decrease, as the Company adds new distributors and supplies them with more product. These forward-looking statements are subject to risks and uncertainties. There is no assurance that the Company will be able to add additional distributors or that its products will be well-received in targeted markets. Management believes that regional identification assists the Company in Northern California and may assist the Company's local competitors in other regional markets. Also, see "Risk Factors - Geographic Concentration" and " -- Reliance on Distributors."

Pricing Strategy
     Mendocino Brewing's products are priced at or near the top of the market and have been for several years. Recently, the Company decided to pass on to consumers some of the economies resulting from increased capacity and reduced the suggested retail price for a six-pack of Red Tail Ale from $7.43 to $6.99. The suggested retail price for a six-pack of Blue Heron Pale Ale is also $6.99. The Company has noticed that the price range of 12 oz. six-packs of the major craft brew brands has narrowed in the last two years and appears to be converging on $6.50 per six pack, with no major craft brew brand at less than $6.45 per six pack. There is no assurance that craft beer prices will continue at these levels. Nevertheless, Management believes that the Company's products will continue to command prices that will be on at least a par with other major regional craft brewers. These forward looking statements are subject to risks and uncertainties. Retail prices are subject to many factors most of which are beyond the control of the Company. These factors include general economic conditions, competition and consolidation, and ability to anticipate and respond to evolving consumer preferences and attitudes toward adult beverages. Management anticipates that the Company will periodically give temporary price reductions through special promotions in response to market conditions. Frequent price reductions can condition consumers to expect such reductions, which may increase or reduce overall unit sales depending on the circumstances.

Social Responsibility
     Part of Mendocino Brewing's mission is to be viewed as a community, regional, and national asset and as a positive example of how a business should be operated. Management believes that the Company's customers require products with high intrinsic value; that product quality alone is not sufficient; and that a product must distinguish itself from the competition with the values it communicates. These values include commitment to employees, community involvement, and environmental responsibility. Management attempts to instill these values in Company personnel and operations and to communicate to customers the commitment of the Company to act responsibly. The Company encourages employees and distributors to share ownership and mission with Management as well as a sense of pride in the Company's products. Although part of the Company's strategy is to grow through expanded sales, it promotes its brews as beverages of moderation whose distinctive taste and high quality give the consumer satisfaction.

New Brewery
     The new brewery will be a 62,000 sq. ft. custom designed facility on nine acres of land in Ukiah, California, approximately 10 miles north of the original brewery. The facility was approximately 82% complete as of December 31, 1996. The facility is planned to feature new fermenting tanks, kegs, and packaging and other miscellaneous equipment to be installed with the Company's existing bottling line. Certain features of the new brewery have been specially designed for the Company's brewing methods, such as equipment for using whole hops and designated space for bottle conditioning. The facility will initially open with an annual capacity of 60,000 bbl. per year. The Company had originally planned a 50,000 bbl. facility, but was able to take advantage of certain economies by revising its plans to 60,000 bbl. per year (20% greater than originally planned). The facility has been designed to allow for expansion in stages up to a maximum capacity of 200,000 bbl. per year (54% greater than originally planned). The Company also elected to construct an extensive water treatment facility as part of its commitment to the environment and to reduce the over-all cost of disposing of its waste water. Management expects the sale of the maximum number of Shares offered by this Prospectus will be sufficient to permit the Company to purchase additional equipment to increase the plant's annual capacity to approximately 75,000 bbl., depending on the products brewed.

Product Distribution
     Mendocino Brewing's beers are sold through distributors to consumers in bottles at supermarkets, warehouse stores, liquor stores, taverns and bars, restaurants, and convenience stores. The Company intends to make Red Tail Ale, Blue Heron Pale Ale, and Black Hawk Stout available in draft form and may sell to additional kinds of outlets, such as sporting events. The Company's products are delivered to retail outlets by independent distributors whose principal business is the distribution of beer and in some cases other alcoholic beverages, and who typically also distribute one or more national beer brands. The Company, together with its distributors, markets its products to retail outlets and relies on its distributors to provide regular deliveries, to maintain retail shelf space, and to oversee timely rotation of inventory. The Company also offers its products directly to consumers at the Hopland Brewery brewpub and merchandise store. Of the Company's total beer sales for 1995, 87% (74% of total sales) constituted sales to independent distributors and 13% (11% of total sales) constituted sales at the Hopland Brewery brewpub and merchandise store. Beer sales (wholesale and retail combined) constituted 85% of the Company's total sales in 1995, with food and merchandise retail and catalogue sales constituting the balance. As the Company's sales increase, Management expects sales to independent distributors to increase materially as a percentage of total sales.

Suppliers
     The Company's major suppliers are Great Western Malting Co., Yakima, Washington (malt); John I. Haas, Co., New York, New York (hops); and California Glass Company, Oakland, California and Vitro Packaging, Inc., Dallas, Texas (bottles). The City of Ukiah will supply power and water to the new brewery.

Employees
     As of September 30, 1996, the Company employed 43 full-time and 42 part-time individuals including 10 in management and administration, 25 in brewing operations, and 50 in retail and brewpub operations. Upon the completion of its expansion, Management expects the Company to have increased four current employees to full-time status and to have hired five additional management and administrative employees, three marketing employees and five employees in operations. Management believes that the Company's relations with its employees is excellent. None of its work force is unionized. The Company has agreed with the City of Ukiah that for two years it will give preference in its hiring to residents of Mendocino County.

Properties/Facilities
     The Company currently leases a 15,500 square foot building in Hopland. The lease expires on September 1, 2004. Additionally, the Company leases a 4,000 sq. ft. portion of a warehouse, located approximately two miles from the Hopland facility. The Company owns nine acres of land in Ukiah, California on which the Company has begun construction of its new brewery.


Patents and Trademarks
     The Company has federal trademark registrations of the MENDOCINO BREWING COMPANY word mark (Reg. No. 1,785,745), RED TAIL ALE word mark (Reg. No. 2,032,382), RED TAIL DESIGN (Reg. No. 2,011,817), BLUE HERON word mark (Reg. No. 1,820,076), BLUE HERON PALE ALE DESIGN (Reg. No.

2,011,816), PEREGRINE PALE ALE word mark (Reg. No. 1,667,796), EYE OF THE HAWK SELECT ALE word mark (Reg. No. 1,673,594), EYE OF THE HAWK SELECT ALE DESIGN (Reg. No. 2,011,818), EYE OF THE HAWK SPECIAL EDITION ANNIVERSARY ALE AND DESIGN (Reg. No. 2,011,815), BLACK HAWK STOUT word mark (Reg. No. 1,791,807), YULETIDE PORTER word mark (Reg. No. 1,666,891), and BREWSLETTER word mark (Reg. No. 1,768,639).


     The registration of the word mark BLUE HERON is a concurrent use registration which gives the Company the exclusive right to use the word mark BLUE HERON throughout the United States with the exception of Oregon, Idaho, Washington, and Montana. BridgePort Brewing Company, the other concurrent owner, has the exclusive right to use the word mark BLUE HERON in those states. The BridgePort Pale Ale label used outside of Oregon, Idaho, Washington, and Montana depicts a blue heron wading in a marsh although the words BLUE HERON do not appear.

     Mendocino Brewing's use of the word mark BLACK HAWK STOUT is, by agreement with Hiram Walker & Sons, Inc., subject to the restriction that it be used only in conjunction with the words "Mendocino Brewing Company".

     Mendocino Brewing does not consider its recipes, techniques, processes, yeast strain, or equipment to be proprietary or necessary to protect.

Legal Proceedings
     Mendocino Brewing is not currently involved in any material litigation or proceeding and is not aware of any material litigation or proceeding threatened against it.

Government Regulation
     Mendocino Brewing is licensed to manufacture and sell beer by the California Department of Alcoholic Beverage Control ("ABC"). A "Small Beer Manufacturer's License" allows the Company to brew up to 1,000,000 bbl. per year, to conduct wholesale sales, and to sell beer and wine for consumption both on and off the premises. A federal permit from the Bureau of Alcohol, Tobacco, and Firearms ("BATF") allows the Company to manufacture fermented malt beverages. To keep these licenses and permits in force the Company must pay annual fees and submit timely production reports and excise tax returns. Prompt notice of any changes in the operations, ownership, or company structure must also be made to these regulatory agencies. BATF must also approve all product labels, which must include an alcohol use warning. These agencies require that individuals owning equity securities in aggregate of 10% or more in the Company be investigated as to their suitability.

     Taxation of alcohol has increased significantly in recent years. Currently, the Federal tax rate is $7.00 per bbl. for up to 60,000 bbl. per year and $18.00 per bbl. for over 60,000 bbl. The California tax rate is $6.20 per bbl.

     The Hopland Brewery's brewpub is regulated by the Mendocino County Health Department, which requires an annual permit and conducts spot inspections to monitor compliance with applicable health codes.

     The Company's production operations must also comply with the Occupational Safety and Health Administration's workplace safety and worker health regulations and applicable state laws thereunder. Management believes that the Company presently is in compliance with the aforementioned laws and regulations and has implemented its own voluntary safety program.

Environmental Regulation
     The Company is subject to various federal, state, and local environmental laws which regulate the use, storage, handling, and disposal of various substances.

     The Company's waste products consist of water, spent grains and hops, and glass and cardboard. The Company has instituted a recycling program for its office paper, newspapers, magazines, glass, and cardboard at minimal cost to the Company. The Company pays approximately $1,000 per month in sewage fees relating to waste water from its Hopland facility. The Company gives its spent grain to local cattle ranchers, who pick up the spent grain at their expense. The Company has not purchased any special equipment and does not incur any identifiable fees in connection with its environmental compliance at its Hopland site.

     Management anticipates that Mendocino Brewing will continue its recycling program at the new brewery. Because of the increased quantities involved, Management expects the Company to sell the spent grain from the Ukiah location to ranchers and/or dairy farmers rather than give it away. The Company has built its own waste water treatment plant for the Ukiah facility. As a consequence, the Company will not be required to incur sewer hook-up fees at that location. If the Company's discharge exceeds 55,000 gallons per day, which Management does not expect to occur until annual capacity exceeds 100,000 bbl., the Company will be required to pay additional fees. The estimated cost of the waste water treatment facility is approximately $900,000, and the estimated cost of operating the plant is between $6,000 and $10,000 per month. The cost may increase with increased production. The Company is exploring various methods of recycling treated waste water and could realize some revenue from doing so. The Company has contracted to have the liquid sediment that remains from the treated waste water to be trucked to a local composting facility for essentially the cost of transportation. A Mendocino County Air Quality Control Permit will be required to operate the natural gas fired boiler at the new facility.

     The Company has not received any notice from any governmental agency that it is a potentially responsible person under any environmental law.

Research and Development
     The Company did not engage in material research and development activities in 1994. In 1995 the Company began research into low-alcohol and non-alcoholic ale and will continue to explore these and other new products. The Company intends to use its original brewing facility at the Hopland Brewery to develop and test market new brews after completion of the new facility.

Qualified Small Business Issuer
     Federal and California tax laws provide a 50% exclusion of any gain from the sale of "qualified small business stock." For the Shares offered by this Prospectus to qualify for the exclusion, several tests must be met. For instance, the Shares must be purchased directly from the Company, not in any later trading market, and the Shares must be held for at least five years.

     A "qualified small business" must not have more than $50 million in assets, at least 80% of which are used in a qualified trade or business throughout the holding period. A "qualified trade or business" does not include "operating a hotel, motel, restaurant, or similar business." It is uncertain whether the Company's operation of the Hopland Brewery currently prevents it from meeting the definition of "qualified small business", as the brewing equipment in Hopland is presently used in both wholesale and retail operations and no applicable regulations have been published to assist in making such determination. Management believes, after consulting with its accountants, that completing the new brewery will reduce the assets of the Company used in the operation of the brewpub to well below 20%, but Management does not intend to request any opinions or rulings on this issue at the present time.

     The Company intends to submit reports if and to the extent any are required under federal law to make the 50% exclusion from capital gains available, and submitted such a report in California for 1995, the first year in which California required such a report. Given the absence of applicable regulations, there is no assurance that California taxing authorities will agree with the information contained in the report. There are limitations on the persons who may use any exclusion. Prospective investors should consult their own tax advisors concerning the possible applicability of these exclusions.

                                   MANAGEMENT

Executive Officers, Directors, and Significant Employees
     The executive officers, directors, and significant employees of the Company, and their ages as of January 31, 1997, are as follows:

     Name                     Age    Position
     ----------------------   ---    ----------------------------------------------------------------
     H. Michael Laybourn      58     Chief Executive Officer, President, and Chairman of the Board
     Norman H. Franks         50     Chief Financial Officer, Vice President, Treasurer, and Director
     Michael F. Lovett        49     Marketing Director, Secretary, and Director
     Eric G. Bradley*         59     Director
     Daniel R. Moldenhauer*   62     Director
     Thomas I. Palmtag        53     National Sales Manager
     John Scahill             57     Facilities Manager
     Donald Barkley           43     Master Brewer

----------
     *Member of the Compensation and Audit Committees

     H. Michael Laybourn, co-founder, has served as the Company's Chief Executive Officer and President since its inception in 1982. Mr. Laybourn was elected a director in November 1993 when the Company began the process of converting from a limited partnership to a corporation and Chairman of the Board in June 1994. Before co-founding Mendocino Brewing, Mr. Laybourn co-owned and operated Thunder Road Design and Construction. Mr. Laybourn is a Vice President of the California Small Brewers Association and Chairman of the Board of Directors of the Brewers Association of America. Mr. Laybourn holds a Bachelor of Fine Arts degree from Arizona State University.

     Norman H. Franks, co-founder, has served as the Company's Chief Financial Officer and Vice President since its inception in 1982. Mr. Franks was elected a director in November 1993 when the Company began the process of converting from a limited partnership to a corporation. Before co-founding Mendocino Brewing, Mr. Franks co-owned and operated Thunder Road Design and Construction. Mr. Franks holds a B.S. degree in mechanical engineering from the University of California, Berkeley.

     Michael F. Lovett joined the Company in 1983 as Assistant Master Brewer and became Marketing Director in 1987, serving since that time under that or other titles. Mr. Lovett was elected a director in November 1993 when the Company began the process of converting from a limited partnership to a corporation and was appointed Secretary in June 1994. Between 1980 and 1983, Mr. Lovett was Vice President Quality Control of New Albion Brewing Co. From 1976 to 1980, Mr. Lovett was Production Superintendent at Farm Foods in San Francisco. He is the immediate past Membership Chairman and a past Technical Chairman of the Master Brewers Association of the Americas. Mr. Lovett holds a B.A. degree in Psychology from San Francisco State College.

     Eric G. Bradley became a director in June 1994. Mr. Bradley has been a business and financial consultant since 1988. For the preceding 20 years, he was employed by Kaiser Aluminum & Chemical Corp., in positions rising from Division Controller to Business Manager. Mr. Bradley is a Fellow of the Institute of Chartered Accountants (UK) and a Certified Personal Financial Planner.

     Daniel R. Moldenhauer became a director in June 1994. Mr. Moldenhauer is a management consultant. He was president of Conex Products Inc. of Dublin, California from 1988 to 1990, a company formed from assets divested by Kaiser Aluminum & Chemical Corp. and later sold to Coleman Cable Systems. Mr. Moldenhauer served in several capacities with Kaiser Aluminum & Chemical Corp. from 1971 to 1988, most recently as general manager of a subsidiary.

     Thomas I. Palmtag joined the Company in January 1997 as National Sales Manager. Immediately before joining the Company, he served as President of two regional beer distributors, Colorado Beverage Distributing Co., Inc. of Colorado Springs (1994 - 1995) and Mesa Distributing Company, Inc. of San Diego (1993 -
1994), both Miller distributors owned by Liquid Investments, Inc. in San Diego. From 1980 to 1993, Mr. Palmtag served in various capacities for Coast Distributing Company in San Diego, an Anheuser-Busch distributor, most recently as Vice President and General Manager (1984 - 1993). From 1977 through 1980 Mr. Palmtag was employed as a Marketing Manager and Sales Manager for Anheuser-Busch in Riverside and Sylmar, California. From 1967 through 1977 he was employed in various capacities for beer distributors in Illinois and California. Mr. Palmtag holds a B.S. degree from the University of Wisconsin.

     John Scahill, co-founder, has served as the Company's Facilities Manager since its inception. Before co-founding the Company Mr. Scahill was a self-employed rancher. Mr. Scahill has a background in construction and counseling and holds a B.S. degree in sociology from the University of California, Berkeley.

     Donald Barkley joined the Company in 1983 as Master Brewer. Immediately before joining the Company, Mr. Barkley was the Head Brewer and Plant Manager at New Albion Brewing Co. from 1981 to 1983. Mr. Barkley joined New Albion Brewing Co. in 1978 and held several positions. In 1993 Mr. Barkley was the President and representative to the national board of governors of the Master Brewers Association of the Americas, Northern California District. Mr. Barkley holds a B.S. degree in fermentation science from the University of California, Davis.

Indemnification of Officers and Directors
     The Articles of Incorporation of the Company provide for the indemnification of its directors, officers, employees, and other agents to the maximum extent permitted by the California Corporations Code except in circumstances where the person is making a claim against the Company. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Director Term of Office
     Directors are elected at each annual meeting of shareholders to serve until their successors are elected and qualified at the next annual meeting of shareholders.

Director Compensation
     The Company's inside directors do not receive any cash compensation for their service on the Board of Directors. Outside directors receive $600 per meeting. No additional fees are paid for attending Compensation or Audit Committee meetings. Directors may be compensated for certain expenses in connection with their attendance at Board meetings. Since July 1996, Director Daniel R. Moldenhauer has acted as a project management consultant for the Company with respect to its ongoing construction project.

Executive Compensation
     The following table sets forth, for the fiscal years ended December 31, 1994 and December 31, 1995, annual compensation, including salary, bonuses, and certain other compensation, paid by the Company to the Company's Chief Executive Officer, Chief Financial Officer, and to all executive officers as a group. None of the Company's other executive officers' total compensation exceeded $100,000 for fiscal 1995.

                                            Annual Compensation
                                   Fiscal   --------------------    All Other
Name and Principal Position         Year      Salary     Bonus    Compensation*
---------------------------        ------   ---------   --------   -------------
H. Michael Laybourn...............  1994      $59,520   $24,780      $13,529
     Chief Executive Officer        1995       89,016    22,255        9,804

Norman H. Franks..................  1994      $56,016   $18,884      $13,228
     Chief Financial Officer        1995       79,008    23,702        5,835

------------
* Includes an allowance for health insurance, life insurance, disability insurance, and participation in the Company's profit sharing retirement plan (annual discretionary contributions by the Company of up to 15% of gross compensation).

Employment Agreements and Change in Control Arrangements
     The Company has entered into employment agreements with its President, Chief Financial Officer, and Marketing Director. The agreements call for minimum annual base salary of $89,000, $79,000, and $55,000 respectively. The agreements provide for bonus awards of a percentage of their respective base salaries upon the satisfaction of performance objectives established by the Compensation Committee (subject to the inherent oversight powers of the Board) and approved by the employee. The agreements specify that the performance objectives must be reasonably attainable, must not be probable of attainment without significant effort, and must reflect or indicate that value has been created for the shareholders. The Compensation Committee may award a bonus regardless of whether previously specified objectives are realized if, as a result of an employee's efforts or leadership, the Company has achieved other goals that reflect or indicate that value has been created for the shareholders.

     The agreements also require the Company to grant options to purchase up to 20,000, 20,000, and 10,000 shares, respectively, of Company Common Stock pursuant to the Company's 1994 Stock Option Plan at exercise prices of $9.2125, $9.2125, and $8.375 per share, respectively. The options vest in equal monthly increments over five years. The option agreements have terms of 5 years, 5 years, and 10 years, respectively.

     The agreements do not provide for any benefits as a result of resignation or retirement. The Board of Directors has discussed the subject of, and might in the future grant, retirement benefits to Mendocino Brewing's founders in addition to their participation in the Company's profit sharing plan.

     The agreements provide for severance benefits in the form of 36, 36, and 18 months, respectively, of salary continuation if the Company actually or constructively terminates the employee's employment without cause as defined in the agreement. If the actual or constructive termination occurs within one year after a change in control as defined in the agreement, the agreements provide for an additional lump sum benefit of up to $500,000, $500,000, and $250,000 respectively. Any amount payable pursuant to these severance provisions will be deferred indefinitely and without interest to the extent the amount would otherwise constitute an excess parachute payment as defined in Section 280G of the Internal Revenue Code. Amounts so deferred may be paid at such time in the future, if any, that no portion of the payment will be considered an excess parachute payment.


                              CERTAIN TRANSACTIONS

     There have been no transactions during the last two years, and there are now no proposed transactions, involving more than $60,000 between the Company and any executive officer, director, nominee, 5% beneficial owner of any class of the Company's securities, or member of the immediate family of any of the foregoing persons, in which one or the foregoing individuals or entities had a material interest, except as follows:

     On October 11, 1996, in recognition of Mr. Laybourn's personal guaranty of the equipment lease with FINOVA Capital Corporation described in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financing the New Brewery - Equipment Lease," the Company agreed to grant
President Michael Laybourn a 5-year option to purchase 12,500 shares of Common Stock of the Company at an exercise price of $8.80 per share. Mr. Laybourn's guaranty automatically terminated when FINOVA made the final payment for the purchase price of the equipment to the manufacturer.

     The Company has entered into written employment agreements with its President, Chief Financial Officer, and Marketing Director as described in "Management -- Employment Agreements and Change in Control Arrangements." It is the Company's policy that all transactions with officers, directors, nominees, 5% beneficial owners of any class of the Company's securities, and members of the immediate families of any of the foregoing persons be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

     The Company's bylaws provide that the Board of Directors may approve loans of money or property to, and guaranties of the obligations of, officers of the corporation, and may adopt employee benefit plans authorizing such loans and guaranties to officers of the corporation, if the vote of any interested director or directors is not counted and the Board determines that such loan, guaranty, or plan may reasonably be expected to benefit the corporation.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information known to the Company regarding the beneficial ownership of the Company's Common Stock and Series A
Preferred Stock as of the date of this Prospectus, and as adjusted to reflect the sale of the Shares offered by this Prospectus, for (a) each shareholder known by the Company to own beneficially 5% or more of the outstanding shares of its Common Stock or Series A Preferred Stock; (b) each director; and (c) all directors and executive officers of the Company as a group. Except as otherwise noted, Management believes that the beneficial owners of the Common Stock and Series A Preferred Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.


COMMON STOCK:
                                                  Shares      Percentage of Shares     Outstanding(1)
     Directors, Executive Officers,            Beneficially      Before Offering       Maximum Sold
           and 5% Shareholders                    Owned          2,322,222 shares    2,922,222 shares
     -------------------------------          -------------      ----------------    ----------------

     H. Michael Laybourn*................         272,367              11.73%             9.32%
     Norman H. Franks*(2)................         244,512              10.53%             8.36%
     Michael F. Lovett*(3)...............          93,034               4.01%             3.18%
     Eric G. Bradley.....................           1,000               0.04%             0.03%
       1056 Park Lane, Piedmont, CA 94610
     Daniel R. Moldenhauer...............             500               0.02%             0.02%
       662 St. Ives Court
       Walnut Creek, CA  94598
     John Scahill*.......................         248,809              10.71%             8.51%
     All directors and executive
       officers as a group (5 persons) ..         611,413              26.33%            20.92%




SERIES A PREFERRED STOCK:

                                                  Shares
     Directors, Executive Officers,            Beneficially              Percentage of
           and 5% Shareholders                    Owned               Shares Outstanding
     ------------------------------            ------------           ------------------

     H. Michael Laybourn..................          6,100                     2.68%
     All directors and executive
       officers as a group (five persons)           6,100                     2.68%

     * c/o Mendocino Brewing Company, Inc.
       13351 Hwy. 101 South
       Hopland, CA  95449-0400

----------
(1) Does not include 300,000 shares issued to BDM Construction Co., Inc. ("BDM") as security for the payment of up to $900,000 owed or to be owed to BDM for general contractor services in connection with the new brewery. Although BDM presently has the power to vote the 300,000 shares, no shareholder votes are contemplated until after the due date of the obligation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financing the New Brewery - Vendor Financing."

(2) Does not include 145 shares owned by Mr. Franks's wife. Mr. Franks disclaims any beneficial ownership of shares held in the name of his wife.

(3) Mr. Lovett's shares are pledged to a commercial bank as security for a personal loan. Mr. Lovett's share totals do not include 8,525 of such shares sold between November 21, 1996 and December 18, 1996 to raise funds to make payments on the loan. Mr. Lovett has filed a Form 144 with the SEC stating his intention to sell a total of 14,200 shares.


                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, without par value, and 2,000,000 shares of Preferred Stock, without par value, 227,600 of which are designated Series A Preferred Stock.

Common Stock
     At January 6, 1997 there were 2,322,222 shares of Common Stock outstanding and held of record by approximately 2,435 shareholders.(1) The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, except that upon giving the legally required notice, shareholders may cumulate their votes in the election of directors. The Company may pay dividends only at the times and extent declared by the Board of Directors, and with respect to the Common Stock if and only if the Company has paid an aggregate amount of $1.00 each on the Series A Preferred Stock. The Company may at any time declare and pay a dividend with respect to the Common Stock payable solely in Common Stock. Dividends are only payable out of assets legally available for that purpose. See "Dividend Policy." Upon liquidation or dissolution of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and payment of an aggregate amount of $1.00 each in dividends and liquidation proceeds on the Series A Preferred Stock. The Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. All outstanding shares of Common Stock are, and the Shares offered by this Prospectus will upon completion of this offering be, fully paid and nonassessable.

Preferred Stock
     When Mendocino Brewing changed from a partnership to a corporation, the corporation issued 227,600 shares of Series A Preferred Stock to the
Partnership, which the Partnership then distributed to its limited partners. Each limited partner received one share of Series A Preferred Stock for each dollar of the limited partner's liquidation preference. The common shares received by the Partnership were distributed among the partners in accordance with their respective interests in the Partnership. As of the date of this Prospectus, there are outstanding 227,600 shares of Series A Preferred Stock held of record by 43 shareholders. The Series A Preferred Stock is not convertible into Common Stock, nor is there any provision for redemption of the Series A Preferred Stock. The holders of Series A Preferred Stock have the right to receive cash dividends and/or liquidation proceeds equal in the aggregate to $1.00 per share of Series A Preferred Stock before any cash dividends or liquidation proceeds may be paid on Common Stock or any other series of Preferred Stock, but there is no requirement that a dividend be paid. The Series A Preferred Stock does not entitle its holders to any voting rights, although the California Corporations Code requires that certain matters be approved by the shares of each class, regardless of whether such shares otherwise have voting rights. When the entire dividend/liquidation preference has been paid, the Series A Preferred Stock will cease to be outstanding, and the Series A
Preferred Stock will resume the status of authorized but unissued and undesignated Preferred Stock.

     The Board of Directors has the authority, without further action by the shareholders, to issue all or part of the remaining 1,772,400 shares of Preferred Stock in one or more series and to determine and alter the rights, preferences, privileges, and restrictions granted to and imposed upon any wholly unissued series of Preferred Stock, to fix the number of any series of Preferred Stock, and to set the designation of any series of Preferred Stock. Dividends do not cumulate, and do not accrue until declared by the Board of Directors. The Articles of Incorporation provide that, except as otherwise required by law, the Preferred Stock does not vote on any matter. The issuance of additional
Preferred Stock could adversely affect the likelihood that holders of Common Stock will receive dividend payments and/or payments upon liquidation, and could have the effect of delaying, deferring, or preventing a change of control of the Company. The issuance of Preferred Stock with conversion rights may adversely affect the voting power of the holders of Common Stock. The Company has no present plan to issue any additional shares of Preferred Stock.

----------------

(1) This amount does not include the 300,000 shares of common stock issued to BDM Construction Co., Inc. as security for payment of certain of its fees. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financing the New Brewery - Vendor Financing" and
     Note 1 to "Principal Shareholders."

Registration Rights
     There are no agreements between current holders of Common Stock or Series A Preferred Stock and the Company obligating the Company to register such shares under the Securities Act except for the employment agreements between Mendocino Brewing and its President, Chief Financial Officer, Marketing Director, and certain other employees holding an aggregate of 960,052 shares of Common Stock. Under the terms of the agreements, the holders are entitled to include the Common Stock they own with any registration by the Company of its securities under the Securities Act, either for its own account or for the account of other securities holders exercising registration rights who may acquire such rights in the future. The holders may also require the Company to file and use its best efforts to effect a registration statement under the Securities Act at the Company's expense with respect to their shares of Common Stock. The registration rights are subject to certain conditions and limitations, including the right of any underwriters of an offering to limit the number of shares to be included in the registration.

Transfer Agent and Registrar
     The transfer agent and registrar for the Company's Common Stock is Boston EquiServe, 150 Royall Street, MS 45-02-63, Canton, MA 02021 (Telephone:
617-575-2804).


                        SHARES ELIGIBLE FOR FUTURE RESALE

     Upon completion of this offering, assuming that the maximum amount of Shares offered by this Prospectus is sold, the Company will have outstanding 2,922,222 shares of Common Stock.(1) Of these shares, approximately 1,952,192 shares will be freely tradable without restriction or further registration under the Securities Act unless purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act ("Rule 144") described below.

     The only material restriction on the approximately 970,030 of the shares of Common Stock outstanding prior to this offering which are held by affiliates is that the limitations on the number of shares that may be sold in any three-month period under Rule 144.(2)

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for at least two years, is entitled to sell, within any three-month period, a number of shares that does not exceed 1% of the then outstanding shares of Common Stock. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding the sale, and who has beneficially owned the shares proposed to be sold for at least three years, is entitled to sell such shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from an affiliate of the Company, such shareholder's holding period for the purposes of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.



---------------

(1) Does not include the 300,000 shares of common stock issued to BDM Construction Co., Inc. as security for payment of certain of its fees. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financing the New Brewery - Vendor Financing" and Note 1 to "Principal Shareholders."

(2) This amount does not include the 300,000 shares of common stock issued to BDM Construction Co., Inc. as security for payment of certain of its fees. See Note 1 above. As a result of such ownership, the Company considers BDM to be an affiliate of the Company. Accordingly, 8,333 other shares held by BDM are also considered to be affiliate Shares.

                              PLAN OF DISTRIBUTION

General
     The Company is offering up to 600,000 Shares of its Common Stock on a "best efforts" basis directly to the public. The minimum subscription is 50 Shares ($425.00). Shareholders of record as of October 25, 1996 ("Record Shareholders") have the first right to purchase the Shares, provided that the Company receives their properly completed subscription agreement and good funds for the purchase price no later than fifteen (15) days after the effective date of this Prospectus. Thereafter, the Company will accept subscriptions for any remaining Shares from the general public, subject only to the 50 Share minimum investment. Subject to the priority of the Record Shareholders, subscriptions will be honored on a first come, first served basis until all 600,000 Shares are sold or until the Company terminates the offering. The offering is not contingent upon subscriptions for any minimum number of Shares.

Determination of Offering Price.
     The Company has determined the public offering price of the Shares offered by this Prospectus by taking into account the trading history of the Common Stock on the Pacific Stock Exchange, growth in the domestic craft brew segment, Management's assessments of the results of operations and future prospects for the Company's business, and recent sales growth. The price of the Company's Common Stock on the Pacific Stock Exchange has been less than the public offering price since the Company originally announced its intention to sell shares at $8.50 per share, and Management expects that the public trading price will remain less than $8.50 for the duration of the offering. Management believes that persons interested in acquiring the Company's stock are unlikely to pay a commission to purchase shares on the Pacific Stock Exchange for as much as $8.50 if they can purchase shares at that price directly from the Company without a commission. For that reason, existing shareholders who presently wish to sell their shares are required to ask a price that, when coupled with the buying broker's commission, is less than $8.50 per share. Investors may also prefer to see their money put to work as new capital for the Company. In addition, the tax advantages of holding "qualified small business stock" are available only to investors who purchase shares directly from the Company instead of on the open market. See "Business - Qualified Small Business Issuer." These factors may require sellers to further reduce their asking price during the time of the offering. See "Risk Factors -- Suppression of Public Trading Price of the Shares During Offering."

Sales Representative.
     The Company will only effect offers and sales of Shares through a designated sales representative, presently Michael F. Lovett, who also serves as the Company's Marketing Director and Secretary and is a member of the Board of Directors. Mr. Lovett is not subject to any of the statutory disqualifications set forth in Section 3(a)(39) of the Exchange Act, nor is he an associated person (partner, officer, director, or employee) of a broker or dealer. In connection with the sale of the Shares offered by this Prospectus, Mr. Lovett will not receive, directly or indirectly, any commissions, remuneration, or any other compensation. Mr. Lovett has successfully passed the Series 63 -- Uniform Securities Agent State Law Examination and is registered as a "sales representative of the issuer" for this offering in those jurisdictions in which such registration is required.

Subscription Procedure
     The Shares are offered by the Company on a "best efforts" basis. The offering shall terminate upon the earlier of (a) the date on which all of the Shares have been sold; (b) September 30, 1997, unless such date is extended by the Company; or (c) the date on which the Company terminates the offering. To subscribe, investors must mail (a) the Subscription Agreement (or a photocopy thereof), properly completed and signed, (b) a check or money order payable to the order of "Mendocino Brewing Company, Inc." for the purchase price of $8.50 per share (minimum purchase 50 Shares, $425.00), and (c) if the investor was a beneficial owner of shares of the Company's Common Stock held of record as of October 25, 1996 in the name of a nominee (i.e., a person other than the real owner, such as a stock broker), written evidence of such beneficial ownership, such as a copy of an account statement as of that date. Alternatively, the nominee may subscribe for Shares in the nominee's name. Subscription documents should be mailed or delivered to Mendocino Brewing Company, Inc., 13351 South Highway 101, PO Box 400, Hopland, CA 95449-0400. Investors should not include any other documents or correspondence. Since the number of Shares available is limited and subscriptions will be accepted on a first come, first served basis, with priority given to Record Shareholders, subscribers are advised to forward the Subscription Agreement, payment for the Shares, and evidence of beneficial ownership if required, as soon as possible.

Acceptance Procedure
     The Company will first process properly completed subscriptions received from Record Shareholders in the order in which they are received. Subscriptions from other persons will be held until 15 days after the effective date of this Prospectus. At that time, properly completed subscriptions received from such other persons will also be processed in the order in which they are received. Subscription Agreements received on the same date will be processed in the order in which they are opened. Subscriptions are irrevocable. Subscriptions that are not accepted for any reason will be returned without interest or any deduction for expenses. Subscriptions accompanied by an overpayment which are otherwise properly completed will be accepted and a check will be mailed to the subscriber for the amount of the overpayment. The Company will assess a $25 charge for any check that is returned by the bank.

     Upon acceptance of a subscription, the Company will forward to the subscriber a copy of the accepted subscription agreement and a copy of this Prospectus (unless the Subscription Agreement indicates that the subscriber has already received the final Prospectus or the subscriber elects to take delivery of the Prospectus electronically over the Internet). At the same time, the Company will forward an instruction to the transfer agent for the Shares, Boston EquiServe, to prepare and forward a stock certificate directly to the subscriber. Subscribers will not be deemed holders of the Shares purchased until the stock certificate has been issued.

     The Company reserves the right to terminate the offering at any time before the sale of all 600,000 Shares.


                                  LEGAL MATTERS

     The legality of the Shares of Common Stock being offered by this Prospectus will be passed upon for the Company by Enterprise Law Group, Inc., Menlo Park, California.


                                     EXPERTS

     The financial statements of the Company included in this Prospectus have been audited by Moss Adams LLP, independent public accountants, as indicated in their report with respect thereto, in reliance upon the authority of Moss Adams LLP as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

     The Company has electronically filed a Registration Statement on Form SB-2 relating to the Shares offered by this Prospectus with the Securities and Exchange Commission, Washington, D.C. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Shares offered by this Prospectus, potential investors should refer to the Registration Statement and its exhibits and schedules. The complete Registration Statement and all amendments thereto will be available for viewing and downloading without charge from the SEC's World Wide Web site located at http://www.sec.gov shortly after being filed. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete. Copies of the Registration Statement and its amendments may also be inspected by anyone without charge at the Commission's principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549, the Commission's New York Regional Office located at 7 World Trade Center, 13th Floor, New York, New York 10048, and the Commission's Chicago Regional Office located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of all or any part of the Registration Statement and its amendments may also be obtained from the Public Reference Branch of the Commission upon the payment of certain fees prescribed by the Commission.

                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
INDEPENDENT AUDITOR'S REPORT...........................................      40

FINANCIAL STATEMENTS
Balance sheet..........................................................      41
Statements of income...................................................      42
Statements of partners'/shareholders' equity...........................      43
Statements of cash flows...............................................      44
Notes to financial statements..........................................      45

Balance sheet (unaudited) .............................................      53
Statements of income (unaudited).......................................      54
Statements of cash flows (unaudited)...................................      55
Notes to financial statements (unaudited)..............................      57

                         [LETTERHEAD OF MOSS ADAMS LLP]













                          INDEPENDENT AUDITOR'S REPORT


To the Shareholders and Board of Directors
Mendocino Brewing Company, Inc.


We have audited the accompanying balance sheets of Mendocino Brewing Company, Inc., as of December 31, 1995 and 1994, and the related statements of income, equity and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mendocino Brewing Company, Inc., as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the two years in the period then ended, in conformity with generally accepted accounting principles.

                                                 /s/ MOSS ADAMS LLP

Santa Rosa, California
January 26, 1996

                         MENDOCINO BREWING COMPANY, INC.

                                 BALANCE SHEETS

                                                               December 31,
                                                       -------------------------
                                                           1995          1994
                                                       ----------     ----------
                                     ASSETS
CURRENT ASSETS
   Cash and cash equivalents                           $1,696,100     $2,900,800
   Accounts receivable                                    458,900        293,900
   Inventories                                            256,200        202,000
   Prepaid expenses                                        47,100         13,500
   Deferred income taxes                                   15,500         11,800
                                                       ----------     ----------
          Total current assets                          2,473,800      3,422,000
                                                       ----------     ----------

PROPERTY AND EQUIPMENT                                  3,954,100        301,000
                                                       ----------     ----------

OTHER ASSETS
   Label development costs, net of amortization            15,100         14,700
   Deferred offering costs                                   -            41,700
   Deposits and other assets                               71,000        254,600
   Deferred income taxes                                     -             4,100
                                                       ----------     ----------
                                                           86,100        315,100
                                                       ----------     ----------

          Total assets                                 $6,514,000     $4,038,100
                                                       ==========     ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                                    $  105,700     $  144,700
   Accrued wages and related expense                      129,800         84,200
   Accrued construction costs                           1,182,300           -
   Accrued profit sharing                                  30,000         45,000
   Accrued liabilities                                     22,300         20,600
   Income taxes payable                                    34,200         12,400
   Current maturities of long-term debt                    10,400          7,900
                                                       ----------     ----------
          Total current liabilities                     1,514,700        314,800

LONG-TERM DEBT, less current maturities                   554,900           -

DEFERRED INCOME TAXES                                      20,200           -
                                                       ----------     ----------
          Total liabilities                             2,089,800        314,800
                                                       ----------     ----------

COMMITMENTS                                                   -              -


STOCKHOLDERS' EQUITY
   Common stock, no par value; 20,000,000 shares
     authorized, 2,322,222 and 2,220,445 shares
     issued and outstanding                             3,869,600      3,342,400
   Preferred stock, Series A, no par value, with
     aggregate liquidation preference of $227,600,
     227,600 shares authorized, issued and outstanding    227,600        227,600
   Retained earnings                                      327,000        153,300
                                                       ----------     ----------
          Total stockholders' equity                    4,424,200      3,723,300
                                                       ----------     ----------


          Total liabilities and stockholders' equity   $6,514,000     $4,038,100
                                                       ==========     ==========


                     The accompanying notes are an integral
                      part of these financial statements.

                         MENDOCINO BREWING COMPANY, INC.

                              STATEMENTS OF INCOME


                                                             Year Ended
                                                            December 31,
                                                    ---------------------------
                                                       1995              1994
                                                    ----------       ----------
Sales                                               $3,735,100       $3,523,000

Less excise taxes                                      168,600          157,400
                                                    ----------       ----------

Net sales                                            3,566,500        3,365,600

Cost of goods sold                                   1,846,500        1,840,900
                                                    ----------       ----------
Gross profit                                         1,720,000        1,524,700
                                                    ----------       ----------
Operating expenses
    Retail operating                                   649,200          594,300
    Marketing                                          277,800          247,100
    General and administrative                         610,300          483,300
                                                    ----------       ----------
                                                     1,537,300        1,324,700
                                                    ----------       ----------
Income from operations                                 182,700          200,000
                                                    ----------       ----------
Other income (expense)
    Interest income                                    132,800           26,000
    Other income                                        14,800            3,000
    Interest expense                                    (3,700)          (4,200)
                                                    ----------       ----------

                                                       143,900           24,800
                                                    ----------       ----------
Income before income taxes                             326,600          224,800

Provision for income taxes                             152,900           71,500
                                                    ----------       ----------
Net income                                          $  173,700       $  153,300
                                                    ==========       ==========

Earnings per share                                  $      .08       $      .08
                                                    ==========       ==========

Weighted average common shares outstanding           2,307,074        1,814,403
                                                    ==========       ==========


                     The accompanying notes are an integral
                      part of these financial statements.

                                                   MENDOCINO BREWING COMPANY, INC.

                                            STATEMENTS OF PARTNERS'/SHAREHOLDERS' EQUITY

                                               Years Ended December 31, 1995 and 1994



                                Partnership Equity              Series A
                              ----------------------         Preferred Stock           Common Stock
                              Limited       General     ---------------------    ----------------------     Retained     Total
                              Partners     Partners      Shares       Amount      Shares        Amount      Earnings     Equity
                              ---------    ---------    --------     --------    --------      --------     --------    -------

Balance, December 31, 1993    $ 776,200     $  7,700        -      $   -              -      $     -        $   -      $  783,900

Conversion of partnership
   units to stock as a
   result of incorporation     (776,200)      (7,700)    227,600    227,600      1,722,222      556,300         -            -

Issuance of common stock           -            -           -          -           498,223    2,786,100         -       2,786,100

Net income                         -            -           -          -              -            -         153,300      153,300
                              ---------     --------     -------   --------      ---------   ----------     --------   ----------

Balance, December 31, 1994         -            -        227,600    227,600      2,220,445    3,342,400      153,300    3,723,300

Issuance of common stock           -            -           -          -           101,777      527,200         -         527,200

Net income                         -            -           -          -              -            -         173,700      173,700
                              ---------     --------     -------   --------      ---------   ----------     --------   ----------

Balance, December 31, 1995    $    -        $   -        227,600   $227,600      2,322,222   $3,869,600     $327,000   $4,424,200
                              =========     ========     =======   ========      =========   ==========     ========   ==========




                                               The accompanying notes are an integral
                                                 part of these financial statements.

                                                               - 43 -

                         MENDOCINO BREWING COMPANY, INC.

                            STATEMENTS OF CASH FLOWS

                                                              Year Ended
                                                             December 31,
                                                      --------------------------
                                                          1995           1994
                                                      -----------    -----------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                          $   173,700    $  153,300
  Adjustments to reconcile net income to net
      cash provided by operating activities:
         Depreciation and amortization                     49,300        56,200
         Loss (gain) on sale of assets                        500        (3,000)
         Deferred income taxes                             20,600       (15,900)

      Changes in:
         Accounts receivable                             (165,000)      (24,900)
         Inventories                                      (54,200)      (24,200)
         Prepaid expenses                                 (33,600)          800
         Accounts payable                                 (39,000)       42,100
         Accrued wages and related expense                 45,600        44,400
         Accrued profit sharing                           (15,000)       20,000
         Accrued liabilities                                1,700       (63,400)
         Income taxes payable                              21,800        12,400
                                                      -----------    ----------

           Net cash provided by operating activities        6,400       197,800
                                                      -----------    ----------


CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property and equipment                   (2,923,300)     (148,600)
  Other assets                                            (27,800)     (197,200)
  Proceeds from sale of fixed assets                          500         3,100
                                                      -----------    ----------


           Net cash used by investing activities       (2,950,600)     (342,700)
                                                      -----------    ----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Principal payments on long-term debt                    (11,700)      (36,500)
  Accrued construction costs                            1,182,300          -
  Proceeds from sale of common stock                      568,900     2,786,200
                                                      -----------    ----------

           Net cash provided by financing activities    1,739,500     2,749,700
                                                      -----------    ----------

INCREASE (DECREASE) IN CASH                            (1,204,700)    2,604,800

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR            2,900,800       296,000
                                                      -----------    ----------

CASH AND CASH EQUIVALENTS, END OF YEAR                $ 1,696,100    $2,900,800
                                                      ===========    ==========


                     The accompanying notes are an integral
                       part of these financial statements.

                         MENDOCINO BREWING COMPANY, INC.

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1995 and 1994


NOTE  1     -  DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING
               POLICIES

               (a) Nature of business - Founded in 1983 as a limited partnership, Mendocino Brewing Company, located in Hopland, California, operates a microbrewery producing beer and malt beverages for the specialty beer market and a brew pub and gift store. The majority of sales are in California.

                     Effective January 1, 1994, the Partnership incorporated by contributing all of its assets and liabilities into the newly formed corporation in exchange for common and preferred stock.

               (b) Inventories - Inventories are stated at the lower-of-average cost or market.

               (c) Property and equipment - Property and equipment are stated at cost and depreciated or amortized using straight-line and accelerated methods over the assets' estimated useful lives. Capitalized interest was $15,200 in 1995. Costs of maintenance and repairs are charged to expense as incurred; significant renewals and betterments are capitalized. Estimated useful lives are as follows:

                     Machinery and equipment                5 to  7 years
                     Furniture and fixtures                 5 to  7 years
                     Leasehold improvements                 7 to 30 years

               (d) Amortization - Label development costs are amortized on the straight-line method over a three-year period.

               (e) Deferred offering costs - Deferred offering costs consisT of legal and other costs incurred as part of the Company's public offering of common stock.

               (f) Deposits and other assets - Deposits and other assets consist primarily of refundable deposits on the planned acquisition of brewing equipment during 1996 and costs associated with developing a contract brewing alliance.

               (g) Concentration of credit risks - Financial instruments that potentially subject the Company to credit risk consist principally of trade receivables and interest-bearing deposits. The Company's interest-bearing deposits are placed with major financial institutions. Wholesale distributors account for substantially all accounts receivable; therefore, this concentration risk is limited due to the number of distributors and state laws regulating the financial affairs of distributors of alcoholic beverages.

               (h) Income taxes - The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting For Income Taxes", which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under FAS 109, the Company is allowed to recognize currently future tax deductions of expenses previously recorded for financial reporting purposes.

                         MENDOCINO BREWING COMPANY, INC.

                           December 31, 1995 and 1994


NOTE  1     -  DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING
               POLICIES      (Continued)

               (i) Cash equivalents - The Company considers all highly liquid investments with a maturity of 90 days or less to be cash equivalents.

               (j) Earnings per share - Earnings per share were computed by dividing net income by the weighted average number of common shares outstanding. There were no common stock equivalents.

               (k) Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the Company make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. The amounts estimated could differ from actual results.

               (l) Stock-based compensation - The Financial Accounting Standards Board has recently issued Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-Based Compensation. This standard will become effective for the year ending December 31, 1996, although earlier application is permitted. The Company has determined that it will implement the new standard in 1996. Under SFAS 123, a fair value method is used to determine compensation cost for stock options or similar equity instruments. Compensation is measured at the grant date and is recognized over the service or vesting period. Under the current accounting standard, compensation cost is the excess, if any, of the quoted market price of the stock at a measurement date over the amount that must be paid to acquire the stock.

                     The new standard would allow the Company to account for stock-based compensation under the current standard, with disclosure of the effects of the new standard, or adopt a fair value based method of accounting. The Company has not yet decided which method will be utilized, nor has it determined the impact, if any, that adoption of the new standard will have on the financial condition and results of operations. However, management believes the effect of the new accounting standard will not be significant.

               (m) Fair value of financial instruments - The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

                     Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value.

                     Long-term debt: Based on the borrowing rates currently available to the Company for loans with similar terms and average maturities, the fair value of long-term debt approximates cost.

               (n) Accrued construction costs - Accrued construction costs consist of expenses incurred for the construction of the new brewery including equipment.

               (o) Reclassifications - Certain reclassifications have been made to the 1994 financial statements to conform them to the 1995 presentation.

                         MENDOCINO BREWING COMPANY, INC.

                           December 31, 1995 and 1994


NOTE 2 - INVENTORIES

         Inventories consist of the following:
                                                                 December 31,
                                                           ---------------------
                                                              1995         1994
                                                           --------     --------
         Raw Materials                                     $ 91,500     $ 66,500
         Work-in-process                                     89,500       75,300
         Finished goods                                      37,200       24,000
         Merchandise                                         38,000       36,200
                                                           --------     --------

                                                           $256,200     $202,000
                                                           ========     ========


NOTE 3 - PROPERTY AND EQUIPMENT

         Property and equipment consists of the following:

                                                               December 31,
                                                         -----------------------
                                                            1995          1994
                                                         ----------     --------
           Equipment in progress                         $2,031,800     $   -
           Construction in progress                         921,700       26,200
           Land                                             810,900         -
           Machinery and equipment                          537,900      598,000
           Leasehold improvements                           129,000      124,500
           Furniture and fixtures                            19,800       19,800
                                                         ----------     --------

                                                          4,451,100      768,500

           Less accumulated depreciation
             and amortization                               497,000      467,500
                                                         ----------     --------

                                                         $3,954,100     $301,000
                                                         ==========     ========

NOTE 4 - LONG-TERM DEBT

         Long-term debt consists of the following:
                                                                 December 31,
                                                           ---------------------
                                                              1995         1994
                                                           --------     --------
         Note payable to an individual, due in
            monthly payments of $4,435, including
            interest at 9%, maturing June 1997,
            secured by real property                     $  489,100     $   -

         Note payable to an individual, due in full
            December 1998, including accrued interest
            at 9%, secured by real property                  76,200         -

                         MENDOCINO BREWING COMPANY, INC.

                           December 31, 1995 and 1994


NOTE 4 - LONG-TERM DEBT (Continued)

                                                                 December 31,
                                                           ---------------------
                                                              1995         1994
                                                           --------     --------
         Note payable to bank, due in monthly
           payments of $1,302, including interest
           at 10.5%, matured July 1995, secured by
           fixed assets                                       -            7,900
                                                         ----------     --------
                                                            565,300        7,900
           Less current maturities                           10,400        7,900
                                                         ----------     --------
                                                         $  554,900      $  -
                                                         ==========     ========

               Maturities of long-term debt for succeeding years are as follows:

               Year ending December 31,
               ------------------------
                          1996                                   $ 10,400
                          1997                                    478,700
                          1998                                     76,200
                                                                 --------
                                                                 $565,300
                                                                 ========


NOTE  5    -  PROFIT-SHARING PLAN

                 The Company has a profit-sharing retirement plan under which it may make employer contributions at the discretion of the Board of Directors; although, no such contributions are required. The plan covers substantially all full-time employees over age 21 with one year of service, and employer contributions vest over a period of six years. Contributions totaled $30,000 and $45,000 for the years ended December 31, 1995 and 1994, respectively.


NOTE  6    -  COMMITMENTS

                 The Company leases its facilities under a noncancellable operating lease expiring August 2004. The monthly lease payment is $2,014, to be adjusted annually by increases in the Consumer Price Index, as defined in the lease agreement. Additionally, the Company leases certain equipment under a noncancellable operating lease which expires in 1997. Total rent expense was $34,000 and $58,600 for the years ended December 31, 1995 and 1994, respectively.

                         MENDOCINO BREWING COMPANY, INC.

                           December 31, 1995 and 1994


NOTE 6 - COMMITMENTS (Continued)

         The following is a schedule of future minimum lease payments:

         Year Ending December 31,
         ------------------------
                    1996                                           $ 26,700
                    1997                                             25,700
                    1998                                             24,200
                    1999                                             24,200
                    2000                                             24,200
                 Thereafter                                          88,600
                                                                   --------
                                                                   $213,600
                                                                   ========

NOTE  7  -  BREWERY CONSTRUCTION

               In late 1995, the Company began construction of its new brewery in Ukiah, California. At this time, the total cost of the brewery including land, building and equipment is estimated to be $9.2 million. Funding for the brewery is from a combination of proceeds from the stock sale, private party financing for the land, bank financing for the building and a capital lease for the equipment. The expected completion date is September 1996.


NOTE  8  -  STOCKHOLDERS' EQUITY

               Common Stock

               On January 3, 1994, the Company issued 1,722,222 shares of no-par value common stock in conjunction with the incorporation of the partnership. Also during 1994, the Company began selling, in a public offering, shares of no-par value common stock. As of December 31, 1995, 600,000 shares of stock had been sold at $6 per share for total gross proceeds of $3,600,000. These proceeds were reduced by $286,700 of offering costs. All shares of stock authorized to sell in the first public offering have been issued.

               Preferred Stock

               The Company authorized 2,000,000 shares of preferred stock, of which 227,600 have been designated as Series A. At the time of the incorporation of the partnership, the Company issued 227,600 shares of non-voting, no-par value Series A Preferred Stock in exchange for partnership interests. Series A shareholders are entitled to receive cash dividends and/or liquidation proceeds equal in the aggregate to $1.00 per share before any cash dividends are paid on the Common Shares or any other series of Preferred Shares. When the entire Series A dividend/liquidation proceeds have been paid, the Series A Shares shall automatically be cancelled and cease to be outstanding.

                         MENDOCINO BREWING COMPANY, INC.

                           December 31, 1995 and 1994


NOTE  9  -  STOCK OPTION PLAN

               Under the 1994 Stock Option Plan, the Company may issue options to purchase up to 200,000 shares of the Company's Common Stock. The plan provides for both incentive stock options, as defined in Section 422 of the Internal Revenue Code, and options that do not qualify as incentive stock options. The Plan shall terminate upon the earlier of (a) the tenth anniversary of its adoption by the Board or (b) the date on which all shares are available for issuance under the Plan have been issued.

               The exercise price of incentive options must be no less than the fair-market value of such stock at the date the option is granted, while the exercise price of nonstatutory options will be no less than 85% of the fair-market value per share on the date of grant. With respect to options granted to a person possessing more than 10% of the combined voting power of all classes of the Company's stock, the exercise price will be no less than 110% of the fair-market value of such share at the grant date. As of December 31, 1995, no options had been granted, exercised, or cancelled under the Plan.


NOTE 10 - INCOME TAXES

          The provision for income taxes consists of the following:

                                                            December 31,
                                                    -------------------------
                                                       1995             1994
                                                    --------         --------
          Current
              Federal                               $103,700         $ 67,200
              State                                   28,600           20,200
                                                    --------         --------
                                                     132,300           87,400
                                                    --------         --------
          Deferred
              Current                                 (3,700)         (11,800)
              Non-current                             24,300           (4,100)
                                                    --------         --------
                                                      20,600          (15,900)
                                                    --------         --------
                                                    $152,900         $ 71,500
                                                    ========         ========

         The difference between the actual income tax provision and the tax provision computed by applying the statutory federal income tax rate to earnings before taxes is attributable to the following:

                                                             Year Ended
                                                            December 31,
                                                    -------------------------
                                                       1995             1994
                                                    --------         --------

          Income tax provision at 34%               $105,300         $ 76,400
          State taxes                                 28,100           20,900
          Adjustment due to lower federal rates       (1,100)          (9,900)
          Recognition of future tax (deductions)      20,600          (15,900)
                                                    --------         --------
                                                    $152,900         $ 71,500
                                                    ========         ========

                         MENDOCINO BREWING COMPANY, INC.

                           December 31, 1995 and 1994


NOTE 10 - INCOME TAXES (Continued)

         Temporary differences and carryforwards which give rise to deferred tax assets and liabilities at December 31st are as follows:

                                                              December 31,
                                                         ---------------------
                                                           1995          1994
                                                         -------       -------
          Inventories                                    $ 3,000       $   800
          Other                                           12,500        11,000
                                                         -------       -------
          Current deferred tax asset                     $15,500       $11,800
                                                         =======       =======

          Depreciation and amortization                  $21,000       $(4,800)

          Other                                             (800)          700
                                                         -------       -------
          Non-current deferred tax liability (asset)     $20,200       $(4,100)
                                                         =======       =======


NOTE 11 - SEGMENT INFORMATION

          The Company's business segments are brewing operations and a retail establishment known as the Hopland Brewery. A summary of each segment is as follows:

                                            Year Ended December 31, 1995
                                 -----------------------------------------------
                                   Brewing     Hopland   Corporate
                                 Operations    Brewery   and other       Total
                                 ----------   --------   ----------    ---------

          Sales                  $2,775,500   $959,600   $     -      $3,735,100

          Operating profits         758,400     34,600         -         793,000

          Identifiable assets     4,633,900    109,500    1,770,600    6,514,000

          Depreciation and
             amortization            30,700      8,300       10,300       49,300

          Capital expenditures    3,655,900     25,500        3,900    3,685,300

                         MENDOCINO BREWING COMPANY, INC.

                           December 31, 1995 and 1994


NOTE 11 - SEGMENT INFORMATION (Continued)

                                            Year Ended December 31, 1995
                                 -----------------------------------------------
                                   Brewing     Hopland   Corporate
                                 Operations    Brewery   and other       Total
                                 ----------   --------   ----------    ---------

          Sales                  $2,594,300   $928,700   $     -      $3,523,000

          Operating profits         631,700     51,600         -         683,300

          Identifiable assets       692,500     90,700    3,254,900    4,038,100

          Depreciation and
             amortization            38,200      8,800        9,200       56,200

          Capital expenditures      122,200      2,500       23,900      148,600




NOTE 12 - STATEMENT OF CASH FLOWS

          Supplementary cash flow information includes the following:

                                                              December 31,
                                                         ---------------------
                                                           1995          1994
                                                         -------       -------
               Cash paid during the year for:
                  Interest                              $ 18,900       $ 4,300
                  Income taxes                          $113,500       $75,000

         Non-cash investing and financing activities for the year ended December 31, 1995, consisted of land being acquired with seller financing of $569,100, offering costs of $41,700 incurred in 1994 being offset against stock proceeds and $207,100 of deposits being applied to equipment in progress.

                         MENDOCINO BREWING COMPANY, INC.

                                   BALANCE SHEET
                               September 30, 1996
                                   (unaudited)


                                     ASSETS
CURRENT ASSETS
    Cash and cash equivalents                                         $  242,200
    Accounts receivable                                                  312,900
    Inventories                                                          443,500
    Prepaid expenses and taxes                                            89,000
    Deferred income taxes                                                 33,000
                                                                       ---------
           Total current assets                                        1,120,600
                                                                      ----------


PROPERTY AND EQUIPMENT                                                 8,151,000
                                                                      ----------

OTHER ASSETS
    Label development costs, net of amortization                          23,200
    Deposits and other assets                                            158,000
                                                                      ----------
           Total other assets                                            181,200
                                                                      ----------


           Total assets                                               $9,452,800
                                                                      ==========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
    Short-term borrowing                                              $  600,000
    Accounts payable                                                     363,000
    Accrued wages and related expense                                    107,300
    Accrued construction costs                                         3,004,500
    Accrued liabilities                                                   22,200
    Current maturities of long-term debt                                 263,800
                                                                      ----------
           Total current liabilities                                   4,360,800

LONG-TERM DEBT, less current maturities                                  718,700

DEFERRED INCOME TAXES                                                     20,200
                                                                      ----------
           Total liabilities                                           5,099,700
                                                                      ----------

COMMITMENTS                                                                 -


STOCKHOLDERS' EQUITY
    Common stock, no par value; 20,000,000 shares
        authorized, 2,322,222 and 2,220,445 shares
        issued and outstanding                                         3,869,600
    Preferred stock, Series A, no par value, with
        aggregate liquidation preference of $227,600,
        227,600 shares authorized, issued and outstanding                227,600
    Retained earnings                                                    255,900
                                                                      ----------
           Total stockholders' equity                                  4,353,100
                                                                      ----------
           Total liabilities and stockholders' equity                 $9,452,800
                                                                      ==========



                     The accompanying notes are an integral
                       part of these financial statements.


                         MENDOCINO BREWING COMPANY, INC.

                              STATEMENTS OF INCOME
                                   (unaudited)


                                           Three Months Ended              Nine Months Ended
                                              September 30,                   September 30,
                                        ------------------------        ------------------------
                                            1996           1995             1996          1995
                                            ----           ----             ----          ----

Sales                                   $1,111,000    $  990,400        $3,022,400    $2,665,600

Less excise taxes                           47,000        42,000           118,000       116,500
                                        ----------    ----------        ----------    ----------

Net sales                                1,064,000       948,400         2,904,400     2,549,100

Cost of goods sold                         543,600       459,500         1,414,000     1,367,200
                                        ----------   -----------        ----------    ----------

Gross profit                               520,400       488,900         1,490,400     1,181,900
                                        ----------   -----------        ----------    ----------

Operating expenses
    Retail operating                       191,200       188,400           563,500       469,200
    Marketing                              200,900        79,800           493,700       206,200
    General and administrative             151,200       158,800           490,800       472,100
                                        ----------    -----------       ----------    ----------
                                           543,300       427,000         1,548,000     1,147,500
                                        ----------    ----------        ----------    ----------

Income (loss) from operations              (22,900)       61,900           (57,600)       34,400

Other income (expense)
    Interest income, net                       200        20,400            11,000        95,200
    Other income (expense)                    (900)        9,300           (48,200)       15,300
                                        ----------    ----------        ----------    ----------

                                              (700)       29,700           (37,200)      110,500
                                        ----------    ----------        ----------    ----------

Income (loss) before
   income taxes                            (23,600)       91,600           (94,800)      144,900

Provision for (benefit from)
   income taxes                             (3,100)       40,300           (23,700)       61,100
                                        ----------    ----------        ----------    ----------

Net income (loss)                       $  (20,500)   $   51,300        $  (71,100)   $   83,800
                                        ==========    ==========        ==========    ==========

Earnings (loss) per share               $    (0.01)   $     0.02        $    (0.03)   $     0.04
                                        ==========    ==========        ==========    ==========

Weighted average common
  shares outstanding                     2,322,222     2,317,777         2,322,222     2,302,024
                                        ==========    ==========        ==========    ==========


                     The accompanying notes are an integral
                       part of these financial statements.


                         MENDOCINO BREWING COMPANY, INC.

                            STATEMENTS OF CASH FLOWS
                                   (unaudited)

                                           Three Months Ended              Nine Months Ended
                                              September 30,                   September 30,
                                        ------------------------        ------------------------
                                            1996           1995             1996          1995
                                            ----           ----             ----          ----
CASH FLOWS FROM OPERATING
   ACTIVITIES
   Net income (loss)                   $  (20,500)   $   51,300        $  (71,100)   $   83,800
   Adjustments to reconcile
     net income (loss) to net
     cash provided by
     operating activities:
       Depreciation and
         amortization                      12,200        12,600            35,200        35,000
       Loss on sale of assets                 300          -                  300          -
       Gain on sale of assets              (3,900)         -               (3,900)         -
       Deferred income taxes                4,000          -              (17,500)         -

   Changes in:
     Accounts receivable                  237,500        46,200           146,000         7,400
     Inventories                           20,100       (31,500)         (187,200)        2,900
     Prepaid expenses and taxes           (15,900)        3,900           (41,900)       (2,200)
     Accounts payable                      (4,800)       (7,400)          257,400       (39,300)
     Accrued wages and
       related expense                      1,700         9,000           (22,600)        3,600
     Accrued profit sharing               (30,000)       16,900           (30,000)      (16,900)
     Accrued liabilities                  (11,700)       (6,900)             -           (1,000)
     Income taxes payable                    -             -              (34,200)           -
                                       ----------    ----------        ----------    ----------


         Net cash provided
           by operating
           activities:                    189,000        94,100            30,500        73,300
                                       ----------    ----------        ----------    ----------

CASH FLOWS FROM INVESTING
   ACTIVITIES
   Purchase of property and
     equipment                         (1,212,900)     (128,900)       (4,226,100)   (1,394,800)
   Deposits and other assets              (12,200)          400             2,400       178,600
   Deferred offering costs                (49,600)         -             (103,600)         -
   Reduction of deferred
     offering costs                          -             -                 -           41,700
   Proceeds from sale of
     fixed assets                           3,600          -                3,600          -
                                       ----------    ----------        ----------      -------
         Net cash used by in-
           vesting activities:         (1,271,100)     (128,500)       (4,323,700)   (1,174,500)
                                       ----------    ----------        ----------    ----------

CASH FLOWS FROM FINANCING
   ACTIVITIES
   Proceeds from (payments on)
     short-term borrowings                (56,900)         -              298,400          -
   Proceeds from long-term debt           750,000          -              750,000       483,600
   Principal payments on long-
     term debt                            (31,300)       (2,200)          (31,300)         (900)
   Accrued construction costs             641,300          -            1,822,200          -
   Proceeds from sale of
     common stock                            -             -                 -          527,100
                                       ----------    ----------        ----------    ----------
         Net cash provided (used)
           by financing
           activities:                  1,303,100        (2,200)        2,839,300     1,009,800
                                       ----------    -----------       ----------    ----------

INCREASE (DECREASE) IN CASH               221,000       (36,600)       (1,453,900)      (91,400)

CASH, BEGINNING OF PERIOD                  21,200     2,846,000         1,696,100     2,900,800
                                       ----------    ----------         ---------    ----------

CASH, END OF PERIOD                    $  242,200    $2,809,400        $  242,200    $2,809,400
                                       ==========    ==========        ==========    ==========

                     The accompanying notes are an integral
                       part of these financial statements.

                         MENDOCINO BREWING COMPANY, INC.

                      STATEMENTS OF CASH FLOWS (continued)
                                   (unaudited)

                                           Three Months Ended              Nine Months Ended
                                              September 30,                   September 30,
                                        ------------------------        ------------------------
                                            1996           1995             1996          1995
                                            ----           ----             ----          ----
Supplemental cash flow
   information includes the
   following:
     Cash paid during the
       period for
         Interest                         28,300         10,900            77,200        10,900
         Income taxes                 $     -        $   36,100        $   52,500    $   70,900
                                      ==========     ==========        ==========    ==========



                     The accompanying notes are an integral
                       part of these financial statements.

                         MENDOCINO BREWING COMPANY, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Unaudited)

                           September 30, 1996 and 1995


NOTE 1 - BASIS OF PRESENTATION

               The financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such rules and regulations. It is believed, however, that the disclosures are adequate to make the information presented not misleading.

               The financial statements, in the opinion of management, reflect all adjustments necessary to fairly state the financial position and the results of operations. These results are not necessarily to be considered indicative of the results for the entire year.


NOTE 2 - LONG-TERM DEBT

               Long-term debt consists of a $750,000 advance pursuant to an equipment lease payable interest only with interest at prime plus 3% until the balance of the leased equipment is installed and operational. The balance ($1,350,000) of the lease will be funded when the equipment is installed and operational.


NOTE 3 - SHORT-TERM BORROWING

               The Company has a $600,000 term line of credit from a bank with a variable interest rate of prime plus 1.5%, maturing April 1997. The note is secured by receivables and inventory. The seller of the Ukiah land has a note, secured by a third priority deed of trust on the land, with a remaining principal balance as of August 1, 1996 of approximately $265,000 at 9% annual interest payable in monthly installments of principal and interest of $2,380 with the balance due at maturity on June 27, 1997.


NOTE 4 - DIRECT PUBLIC OFFERING

               On November 6, 1996, the Company filed a registration statement with the Securities and Exchange Commission to sell 600,000 shares of its no par value common stock at a proposed offering price of $8.50 per share. The offering is directly by the Company on a best-efforts basis. The maximum net proceeds from the sale of the Shares in the offering are estimated to be approximately $4,700,000, after deducting selling and other offering expenses. Proceeds from the offering will be used to finance the increase in the planned capacity of the new brewery from 50,000 bbl. to 60,000 bbl., pay certain cost increases resulting from design changes and inclement weather, and, if the maximum number of shares is sold, to expand the annual production capacity of the new brewery to 75,000 bbl. or more, depending on the mix of products brewed.

NOTE 5 - NEW BREWERY FINANCING

               New brewery  financing  consists of a $2.7  million  construction loan from the Savings Bank of Mendocino County secured by a first priority deed of trust on the Ukiah land and improvements and the proceeds of the proposed common stock offering, along with a written commitment to convert the construction loan to a 15-year term loan upon successful completion of the new brewery, subject to certain conditions. The construction loan bears interest

                         MENDOCINO BREWING COMPANY, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Unaudited)

                           September 30, 1996 and 1995



at the lender's prime plus 2% (initially 10.25%), payable monthly, and matures on February 2, 1997. Upon conversion the loan will bear interest at the then prevailing 5 Year Treasury Constant Maturity Index (but not less than 10%), with a maximum for the first five years at 2% above the initial fully indexed rate, and a maximum during the remaining term of the loan at 3% above the initial fully indexed rate at the beginning of the remaining term. The minimum annual interest rate is 8%. The loan will be amortized over 25 years with a balloon payment upon maturity. The lender's commitment letter states that the lender will convert the unpaid principal at maturity to a fully amortized 10-year loan subject to terms and conditions to be agreed upon at that time. The commitment letter proposes to require the Company to pledge all proceeds of the planned offering in excess of $2.5 million as collateral for the 15-year term loan, with the provision that the Bank will release the funds from the pledge to fund the purchase of additional equipment if the Company is meeting its sales and revenue objectives.

               FINOVA Capital Corporation has also agreed to lease new brewing equipment with a total cost of approximately $2.07 million to the Company for a term of 7 years with monthly rental payments of approximately $31,000. The lease commenced when the brewing equipment became operational in December 1996. Before full funding, FINOVA advanced $750,000 to the Company with interest at the Citibank prime plus 3%. See Note 2 above. At expiration of the initial term of the lease, the Company may purchase the equipment at its then current fair market value but not less than 25% or more then 30% of the original cost of the equipment, or at the Company's option, may extend the term of the lease for an additional year at approximately $45,600 per month with an option to purchase the equipment at the end of the year at then current fair market value. The lease is not pre-payable.

               The general contractor for the new brewery, BDM Construction Co, Inc. ("BDM"), has agreed to defer up to $900,000 in fees otherwise owed or to become payable on December 31, 1996, subject to performance by BDM of its obligations under the construction contract, until January 31, 1997 with interest at 12% per annum. The deferral arrangement is secured by a second priority deed of trust on the Ukiah land and improvements. The Company has also agreed to issue 300,000 new shares of Mendocino Brewing's Common Stock as additional collateral. In the event of default, BDM is required to proceed against the Common Stock before initiating any proceeding against the real estate. The Common Stock collateral was issued to BDM by the Company pursuant to
Section 4(2) of the Securities Act of 1933 subject to the restrictions (a) that the shares shall be canceled if the amounts owed BDM are paid in full, (b) that if full amount owed BDM is not paid, the shares must sold in a commercially reasonable manner as specified in the California Commercial Code, and (c) that any shares not needed to be sold to satisfy the obligation to BDM shall be canceled.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   Section 317 of the California Corporations Code authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article 8 of the Articles of Incorporation (Exhibit 3.1 hereto) provides for the indemnification of the Company's directors, officers, employees, and other agents to the maximum extent permitted by the California Corporations Code. Article 11 of the Bylaws (Exhibit 3.2 hereto) requires the Company to so indemnify its directors and officers and authorizes, but does not require, the Company to so indemnify other persons.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   The following table sets forth an estimate of the expenses that will be incurred by the Registrant in connection with the distribution of the securities being registered hereby:

Exchange Commission filing fee ...............................       $  1,758.62
State securities qualification fees and expenses .............         20,000.00
Accounting fees and expenses .................................         26,000.00
Consulting fees and expenses .................................         44,000.00
Legal fees and expenses ......................................        123,000.00
Printing and engraving expenses ..............................         27,000.00
Transfer agent fees and expenses .............................         15,000.00
Postage ......................................................         20,000.00
Marketing expenses ...........................................         96,000.00
Miscellaneous ................................................         27,000.00
                                                                     -----------
     Total ...................................................       $399,758.62
                                                                     ===========


ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

The following information relates to all securities sold by the registrant or any of its predecessors within the past three years prior to the filing of this Form SB-2, without registration under the Securities Act:

On January 1, 1994, the Registrant issued 227,600 shares of Series A Preferred Stock and 1,722,222 shares of Common Stock in exchange for all of the assets of Mendocino Brewing Company, a California limited partnership (the Partnership). The Partnership thereupon dissolved and distributed the shares to its partners, and to the shareholders of the corporate sole general partner, in amounts proportional to their relative ownership in the partnership (see Exhibits 2.1 and 2.2 to this Registration Statement). There was no underwriter and no public offering was made.

The Registrant originally issued the above securities to the Partnership without registration in reliance upon the exemption provided by Section 4(2) of the Securities Act as a transaction not involving any public offering and in reliance on Rules 505 and 506 included in Regulation D. The Partnership then dissolved and distributed the above securities to its partners. The corporate sole general partner of the Partnership adopted a plan of liquidation and directed the Partnership to distribute the shares otherwise distributable to it to its shareholders. The decision to incorporate the Partnership was made by the general partner without a vote of the limited partners pursuant to the Agreement of Limited Partnership. Substantially all of the partners of the Partnership had been beneficial owners of securities in the Partnership for more than three
years.   Because  the  incorporation  of  the  Partnership  and  the subsequent liquidating distribution of the shares was made without the consent of the limited partners, there was no sale of the shares to the partners and the registration provisions of the Securities Act did not apply. Names of the limited partners are set forth on Exhibit 99.5 hereto.

On or about October 11, 1996, the Registrant issued 300,000 shares of its common stock to BDM Construction Co., Inc. ("BDM") pursuant to Section 4(2) of the Securities Act. BDM is the general contractor for the registrant's new brewery and had purchased 8,333 shares of the Registrant's common stock in the Registrant's initial public offering. The Registrant issued the shares as security for the payment of up to $900,000 owed or to be owed to BDM for general contractor services in connection with the new brewery. The 300,000 shares will be canceled if the Company timely pays the amounts owed to BDM. BDM is not entitled to retain the shares as payment for the obligation but must sell the shares in satisfaction of the debt in a commercially reasonable manner unless the Company agrees, after a default, to permit BDM to retain the shares. To the extent that any of the shares are not required to be sold to satisfy the obligation, they will be canceled. Although BDM presently has the power to vote the 300,000 shares, no shareholder votes are contemplated until after the due date of the obligation. The certificate for the 900,000 shares bears a legend referencing the foregoing restrictions.

The share certificates for all for the above shares bear the following legend:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933 OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT."


ITEM 27. EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES.


Exhibit
Number               Description of Document
-------              -------------------------------
  2.1          (A)   Report to Limited Partners of Mendocino Brewing Company, a California limited partnership

  2.2          (A)   Stock for Assets Incorporation Agreement

  3.1          (A)   Articles of Incorporation, as amended, of the Company

  3.2          (B)   Bylaws of the Company  (Incorporated  by referenced  from the Company's  Report on Form 10-KSB for the annual period ended December 31, 1994 previously filed with the Commission.)

  4.1                Articles 5 and 6 of the Articles of Incorporation,  as amended,  of the Company  (Reference is made to Exhibit 3.1.)

  4.2                Article  10  of  the  Restated  Articles  of  Incorporation,   as  amended,   of  the  Company
                     (Reference is made to Exhibit 3.2.)

  4.3          (A)   Form of Common Stock  Certificate  (Incorporated by reference from the Company's  Registration
                     Statement   dated  June  15,  1994,  as  amended,   previously   filed  with  the  Commission,
                     Registration No. 33-78390-LA.)

  5            *     Opinion  and  consent  of  counsel  with  respect  to the  legality  of the  securities  being registered.

 10.1          (A)   Mendocino Brewing Company Profit Sharing Plan.

 10.2          (A)   Wholesale Distribution Agreement between the Company and Bay Area Distributing.

 10.3          (A)   Wholesale Distribution Agreement between the Company and Golden Gate Distributing.

 10.4          (F)   Letter of Intent with Vitro Packaging, Inc.

 10.5          (A)   Sales Contract between the Company and John I. Hass, Inc.



Exhibit
Number               Description of Document
-------              -------------------------------
 10.6          (A)   Lease Agreement between the Company and Kohn Properties.

 10.7          (A)   Lease Agreement between the Company and Associated Vintage Group, Inc.

 10.8          (F)   Commitment letter from Savings Bank of Mendocino County (previously filed as Exhibit 19.9).

 10.9          (A)   Letter of intent from California Statewide Certified Development Corporation.

 10.10         (A)   1994 Stock Option Plan (previously filed as Exhibit 99.6).

 10.11         (C)   Commercial  Real Estate  Purchase  Contract and Receipt for Deposit (previously filed as Exhibit 19.2).

 10.12         (B)   Proposal from Warren Capital Corporation.

 10.13         (C)   Brewery  Fixtures  Construction  Agreement  with Enerfab,  Inc.  (previously  filed as Exhibit
                     19.3).

 10.14         (D)   Installment Note between Ukiah  Redevelopment  Agency and Langley et al.  (previously filed as
                     Exhibit 19.5).

 10.15         (E)   Agreement to  Implement  Condition  of Approval  No. 37 of the Site  Development  Permit 95-19
                     with the City of Ukiah, California (previously filed as Exhibit 19.6).

 10.16         (F)   Standard Form of Agreement  Between Owner and Architect for  Designated  Services  between the
                     Company and Victor Lopes.

 10.17         (F)   Liquid Sediment Removal Services Agreement with Cold Creek Compost, Inc.

 10.18         (F)   Promissory Note for $76,230 in favor of Langley et al.

 10.19         (G)   Construction agreement with BDM Construction Company, Inc.

 10.20         (G)   $60,000 Note payable to BDM Construction Company, Inc.

 10.21         (G)   Agreement to modify note and deed of trust dated June 6, 1995 with Langley, et al.

 10.22         (G)   Agreement to modify note dated June 6, 1995 with  Langley, et al.

 10.23         (G)   Amendment to installment note payable to Langley, et al.

 10.24         (G)   Manufacturing Business Expansion and Relocation Agreement with the City of Ukiah.

 10.25         (G)   Manufacturing  Business  Expansion  and  Relocation  Agreement  with the  Ukiah  Redevelopment
                     Agency.

 10.26         (G)   Consulting Agreement with Daniel R. Moldenhauer.

 10.27         (H)   Business Loan Agreement with WestAmerica Bank.

 10.28         *     Change in Terms Agreement with WestAmerica Bank.

 10.29         *     Letter Agreement Concerning Use of Proceeds with WestAmerica Bank.

 10.30         *     Commitment Letter from WestAmerica Bank.

 10.31         *     Business Loan Agreement with the Savings Bank of Mendocino County.

 10.32         *     Construction Loan Agreement with the Savings Bank of Mendocino County.

 10.33         *     $2,700,000 Note in favor of the Savings Bank of Mendocino County.

 10.34         *     Assignment of Deposit Account in favor of the Savings Bank of Mendocino County.

 10.35         *     Commitment Letter from the Savings Bank of Mendocino County.

 10.36         *     Equipment Lease with FINOVA Capital Corporation.

 10.37         *     Tri-Election Rider to Equipment Lease with FINOVA Capital Corporation.

 10.38         *     Master Lease Schedule with FINOVA Capital Corporation.


Exhibit
Number               Description of Document
-------              -------------------------------
 10.39         *     Advance and  Subordination  Agreement  among the  Company,  FINOVA  Capital  Corporation,  and
                     Enerfab, Inc.

 10.40         *     $900,000 Note in favor of BDM Construction Co., Inc.

 10.41         *     Letter Agreement Concerning Use of Proceeds with BDM Construction Co., Inc.

 10.42         *     Employment Agreement with H. Michael Laybourn.

 10.43         *     Employment Agreement with Norman H. Franks.

 10.44         *     Employment Agreement with Michael F. Lovett.

 10.45         *     Employment Agreement with John Scahill.

 24.1                Consent of Moss Adams LLP.

 24.2                Consent of Enterprise Law Group, Inc. (Reference is made to Exhibit 5.)

 99.1          *     Form of Stock Purchase Agreement

--------------------------------
               *     Previously supplied.
               (A) Incorporated by reference from the Company's Registration Statement dated June 15, 1994, as amended, previously filed with the Commission, Registration No. 33-78390-LA.
               (B) Incorporated by referenced from the Company's Report on Form 10-KSB for the annual period ended December 31, 1994 previously filed with the Commission.
               (C) Incorporated by referenced from the Company's Report on Form 10-QSB for the quarter period ended March 31, 1995 previously filed with the Commission.
               (D) Incorporated by referenced from the Company's Report on Form 10-QSB for the quarter period ended June 30, 1995 previously filed with the Commission.
               (E) Incorporated by referenced from the Company's Report on Form 10-QSB for the quarter period ended September 30, 1995 previously filed with the Commission.
               (F) Incorporated by referenced from the Company's Report on Form 10-KSB for the annual period ended December 31, 1995 previously filed with the Commission.
               (G) Incorporated by referenced from the Company's Report on Form 10-QSB for the quarter period ended June 30, 1996 previously filed with the Commission.
               (H) Incorporated by referenced from the Company's Report on Form 10-QSB/A No. 1 for the quarter period ended June 30, 1996 previously filed with the Commission.

Item 28.  Undertakings.

(a)      The Registrant hereby undertakes that it will:

         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                  (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

                  (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

                  (iii) Include any additional or changed material information on the plan of distribution.

         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered and the offering of the securities at that time to be the initial bona fide offering.

         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


                                   SIGNATURES




In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to meet all of the requirements for filing on Form SB-2 and authorized this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Hopland, State of California, on February 5, 1997.



                                            MENDOCINO BREWING COMPANY, INC.




                                            By:  /s/ H. MICHAEL LAYBOURN
                                                 -------------------------------
                                                 H. Michael Laybourn
                                                 Chief Executive Officer


Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.




Signature                                                         Title                                       Date
---------                                                         -----                                       ----
/s/ H. MICHAEL LAYBOURN                             Chief Executive Officer, Director                    February 5, 1997
---------------------------------------               (Principal Executive Officer)
    H. Michael Laybourn


    /s/ NORMAN H. FRANKS                   Vice President, Chief Financial Officer, Director            February 5, 1997
---------------------------------------       (Principal Financial and Accounting Officer)
    Norman H. Franks


  /s/ MICHAEL F. LOVETT*                              Marketing Director, Director                      February 5, 1997
---------------------------------------
      Michael F. Lovett



*By:      /s/ H. MICHAEL LAYBOURN
        ---------------------------------------------------
             (H. Michael Laybourn, Attorney-In-Fact)